
10016302


SEC MAIL
RECEIVED
PROCESSING
SEP 03 2010
WASH. D.C.
193
SECTION

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

1 September 2010

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL



Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00061254}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 August 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr Tom Gorman.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	TOM GORMAN
Date of last notice	6 JULY 2010

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Gorman has a beneficial interest in 76 shares. Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	30 JULY 2010
No. of securities held prior to change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 913 Brambles Limited shares. 930 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan.
Class	Ordinary shares
Number acquired	76
Number disposed	-

{CW 00050568}+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	76 @ $5.45 per share
No. of securities held after change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 989 Brambles Limited shares. 1,006 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	76 (Acquired Shares) purchased on market and 76 (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 August 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 4,978 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,978
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,978 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 August 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,422,234,685	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,085,155	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 August 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 August 2010

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

BRAMBLES REPORTS SOLID RESULTS FOR 2010 FINANCIAL YEAR: STRONG CASH FLOW AND PLATFORM FOR GROWTH

In accordance with Listing Rule 4.3A, attached is the preliminary final report for the year ended 30 June 2010 for Brambles Limited.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00061070}

Brambles

Results for announcement to the market

Brambles Limited

ABN 89 118 896 021

Appendix 4E

Preliminary final report for the year ended 30 June 2010

Year ended 30 June	2010 US$m	2009 US$m	% change (actual fx rates)	% change (constant currency)
Statutory results				
Continuing operations after Significant items:				
Sales revenue	**4,146.8**	4,018.6	3%	-
Operating profit	**724.5**	718.2	1%	(3%)
Profit before tax	**614.9**	597.3	3%	(2%)
Profit after tax	**443.9**	434.0	2%	(1%)
Profit after tax - discontinued operations	**4.9**	18.6		
Profit attributable to members of the parent entity	**448.8**	452.6	(1%)	(5%)
Basic EPS (US cents)	**31.8**	32.6	(2%)	(6%)
Free cash flow after dividends	**344.1**	141.9		
Continuing operations before Significant items:				
Sales revenue	**4,146.8**	4,018.6	3%	-
Underlying profit	**733.4**	900.6	(19%)	(22%)
Profit after tax	**450.2**	534.3	(16%)	(19%)
Basic EPS (US cents)	**31.9**	38.5	(17%)	(20%)
Final dividend* (Australian cents)	**12.5**	12.5		

* The 2010 final dividend is 20% franked and its record date is 22 September 2010.

A commentary on these results is set out in Brambles' ASX & Media Release dated 19 August 2010.

Brambles

Preliminary final report
for the year ended 30 June 2010

Index

Page

Consolidated financial statements

Consolidated income statement
for the year ended 30 June 2010

	Note	**2010 US$m**	2009 US$m
Continuing operations			
Sales revenue	4	**4,146.8**	4,018.6
Other income	4	**97.0**	96.7
Operating expenses	4	**(3,525.1)**	(3,402.1)
Share of results of joint ventures	13	**5.8**	5.0
Operating profit		**724.5**	718.2
Finance revenue		**2.8**	7.1
Finance costs		**(112.4)**	(128.0)
Net finance costs		**(109.6)**	(120.9)
Profit before tax		**614.9**	597.3
Tax expense		**(171.0)**	(163.3)
Profit from continuing operations		**443.9**	434.0
Profit from discontinued operations	6	**4.9**	18.6
Profit for the year attributable to members of the parent entity		**448.8**	452.6
Earnings per share (cents)	8		
Total			
- basic		**31.8**	32.6
- diluted		**31.7**	32.5
Continuing operations			
- basic		**31.5**	31.3
- diluted		**31.4**	31.2

The consolidated income statement should be read in conjunction with the accompanying notes.

Non-statutory measure:

Underlying profit

Underlying profit is profit from continuing operations before finance costs, tax and Significant items (refer Note 5). It is presented to assist users of the financial statements to understand Brambles' business results and reconciles with operating profit as follows:

Underlying profit		***733.4***	*900.6*
Significant items:			
- restructuring costs	5a	***(8.9)***	*(153.3)*
- foreign exchange gain on capital repatriation	5c	-	*77.3*
- Walmart transition impact	5d	-	*(29.0)*
*- USA pallet quality program costs**	5e	-	*(77.4)*
Operating profit		***724.5***	*718.2*

** In October 2009, CHEP USA launched its Better Everyday customer service and quality program. In FY10, spending under the Better Everyday program, together with the final US$37 million spending under the USA pallet quality program announced in February 2008, have been presented within Underlying profit. In prior years, USA pallet quality program costs were presented as Significant items. Comparatives have not been restated.*

Consolidated statement of comprehensive income
for the year ended 30 June 2010

	2010 US$m	2009 US$m
Profit for the year	**448.8**	452.6
Other comprehensive income:		
Actuarial losses on defined benefit pension plans	**(5.9)**	(2.9)
Exchange differences:		
- on translation of foreign operations	**(71.2)**	(262.6)
- on entities disposed taken to profit	**-**	(0.6)
Cash flow hedges	**1.4**	(14.2)
Income tax on other comprehensive income	**0.8**	4.7
Other comprehensive income for the year	**(74.9)**	(275.6)
Total comprehensive income for the year attributable to members of the parent entity	**373.9**	177.0

The consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet
as at 30 June 2010

	Note	June 2010 US$m	June 2009 US$m
ASSETS			
Current assets			
Cash and cash equivalents		**135.5**	90.1
Trade and other receivables		**631.6**	653.6
Inventories		**33.5**	35.1
Derivative financial instruments		**14.5**	1.1
Other assets		**53.1**	72.2
Total current assets		**868.2**	852.1
Non-current assets			
Other receivables		**6.2**	8.1
Investments		**14.0**	13.8
Property, plant and equipment		**3,223.8**	3,441.6
Goodwill		**607.0**	612.3
Intangible assets		**158.6**	163.0
Deferred tax assets		**19.8**	7.0
Derivative financial instruments		**12.0**	-
Other assets		**0.7**	0.6
Total non-current assets		**4,042.1**	4,246.4
Total assets		**4,910.3**	5,098.5
LIABILITIES			
Current liabilities			
Trade and other payables		**681.4**	683.7
Borrowings		**276.0**	68.0
Derivative financial instruments		**12.2**	12.9
Tax payable		**78.5**	64.6
Provisions		**87.2**	93.6
Total current liabilities		**1,135.3**	922.8
Non-current liabilities			
Borrowings		**1,618.8**	2,165.5
Derivative financial instruments		**10.1**	5.8
Provisions		**34.0**	53.0
Retirement benefit obligations		**50.4**	50.8
Deferred tax liabilities		**408.2**	449.9
Other liabilities		**20.9**	21.4
Total non-current liabilities		**2,142.4**	2,746.4
Total liabilities		**3,277.7**	3,669.2
Net assets		**1,632.6**	1,429.3
EQUITY			
Contributed equity	10	**13,979.6**	13,847.6
Unification reserve	11	**(15,385.8)**	(15,385.8)
Other reserves	11	**378.4**	447.1
Retained earnings		**2,660.1**	2,520.1
Parent entity interest		**1,632.3**	1,429.0
Non-controlling interest		**0.3**	0.3
Total equity		**1,632.6**	1,429.3

The consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated cash flow statement
for the year ended 30 June 2010

	Note	2010 US$m	2009 US$m
Cash flows from operating activities			
Receipts from customers		**4,658.5**	4,575.7
Payments to suppliers and employees		**(3,392.5)**	(3,306.8)
Cash generated from operations		**1,266.0**	1,268.9
Dividends received from joint ventures		**5.9**	7.1
Interest received		**2.9**	8.0
Interest paid		**(104.6)**	(131.8)
Income taxes paid on operating activities		**(179.9)**	(129.2)
Net cash inflow from operating activities	12d	**990.3**	1,023.0
Cash flows from investing activities			
Purchases of property, plant and equipment		**(496.5)**	(683.8)
Proceeds from sale of property, plant and equipment		**88.0**	104.6
Purchases of intangible assets		**(33.2)**	(24.3)
Proceeds from disposal of businesses		**1.3**	1.8
Costs incurred on disposal of business		**-**	(4.8)
Acquisition of subsidiaries, net of cash acquired		**-**	(0.1)
Net cash outflow from investing activities		**(440.4)**	(606.6)
Cash flows from financing activities			
Proceeds from borrowings		**2,222.9**	1,404.2
Repayments of borrowings		**(2,541.2)**	(1,513.5)
Net inflow/(outflow) from hedge instruments		**35.8**	(7.9)
Proceeds from issues of ordinary shares		**2.7**	0.8
Dividends paid, net of Dividend Reinvestment Plan		**(204.5)**	(277.6)
Net cash outflow from financing activities		**(484.3)**	(394.0)
Net increase in cash and cash equivalents		**65.6**	22.4
Cash and deposits, net of overdrafts, at beginning of the year		**54.1**	68.1
Effect of exchange rate changes		**3.6**	(36.4)
Cash and deposits, net of overdrafts, at end of the year	12a	**123.3**	54.1

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
for the year ended 30 June 2010

	Note	Share capital US$m	Reserves[1] US$m	Retained earnings US$m	Non-controlling interest US$m	Total US$m
Year ended 30 June 2009						
Opening balance		13,778.6	(14,671.5)	2,436.1	0.3	1,543.5
Total comprehensive income		-	(272.5)	449.5	-	177.0
Share-based payments:						
- expense recognised		-	14.5	-	-	14.5
- shares issued		-	(6.3)	-	-	(6.3)
- equity component of related tax		-	(2.9)	-	-	(2.9)
Transactions with owners in their capacity as owners:						
- dividends declared		-	-	(365.5)	-	(365.5)
- issues of ordinary shares, net of transaction costs		7.1	-	-	-	7.1
- issues of ordinary shares under Dividend Reinvestment Plan		61.9	-	-	-	61.9
Closing balance		13,847.6	(14,938.7)	2,520.1	0.3	1,429.3
Year ended 30 June 2010						
Opening balance		**13,847.6**	**(14,938.7)**	**2,520.1**	**0.3**	**1,429.3**
Total comprehensive income		-	**(70.3)**	**444.2**	-	**373.9**
Share-based payments:						
- expense recognised		-	**10.7**	-	-	**10.7**
- shares issued		-	**(9.1)**	-	-	**(9.1)**
Transactions with owners in their capacity as owners:						
- dividends declared		-	-	**(304.2)**	-	**(304.2)**
- issues of ordinary shares, net of transaction costs	10	**11.8**	-	-	-	**11.8**
- issues of ordinary shares under Dividend Reinvestment Plan	10	**120.2**	-	-	-	**120.2**
Closing balance		**13,979.6**	**(15,007.4)**	**2,660.1**	**0.3**	**1,632.6**

[1] Refer Note 11 for further information on reserves.

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010

Note 1. Basis of preparation

This preliminary final report presents the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the year ended 30 June 2010.

The consolidated financial statements on which this preliminary final report is based comply with International Financial Reporting Standards (IFRS) and have been prepared in accordance with Australian Accounting Standards (AAS), other authoritative pronouncements of the Australian Accounting Standards Board (AASB), the Urgent Issues Group Interpretations (UIG) and the requirements of the Corporations Act 2001.

Note 2. Significant accounting policies

The consolidated financial statements and all comparatives have been prepared using consistent accounting policies, as set out in Brambles' 2009 Annual Report, except for financial statements presentation and segment reporting.

a) Financial statement presentation

Brambles has applied revised AASB 101: Presentation of Financial Statements from 1 July 2009. The revised standard requires the presentation of a statement of comprehensive income rather than a statement of recognised income and expense. Additionally, a statement of changes in equity is now disclosed as a primary statement rather than in a note. Comparative information has been re-presented to conform to the revised standard.

b) Segment reporting

Brambles has applied AASB 8: Operating Segments from 1 July 2009. AASB 8 requires adoption of a management approach when reporting segment performance. The information presented is based on Brambles' internal management reporting to the Chief Executive Officer (CEO), being the chief operating decision-maker, and reflects what the CEO uses when evaluating segment performance and deciding how to allocate resources to operating segments.

There have been no changes to the definition of operating segments, however additional disclosures are now included in the financial statements. Geographic disclosures now present Australia separately. Comparative figures have been provided.

c) Foreign currency

The principal exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	2010	0.8813	1.3782	1.5733
	2009	0.7479	1.3822	1.6103
Year end	30 June 2010	0.8498	1.2185	1.5051
	30 June 2009	0.8114	1.4106	1.6637

d) Rounding of amounts

As Brambles Limited is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the preliminary final report have been rounded to the nearest hundred thousand US dollars.

References to 2010 and 2009 are to the financial years ending on 30 June 2010 and 30 June 2009 respectively.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 - *continued*

Note 3. Segment information

Brambles' segment information is provided on the same basis as its internal management reporting to the CEO and reflects how Brambles is organised and managed.

Brambles has five reportable segments, being CHEP Americas, CHEP EMEA, CHEP Asia-Pacific (pallet and container pooling businesses), Recall (information management business) and Brambles HQ (corporate centre). Discontinued operations primarily comprise the Cleanaway businesses (waste management), which were divested in 2006 and 2007.

Segment results shown are consistent with internal management reporting. Segment performance is measured on sales, Underlying profit, cash flow from operations and Brambles Value Added (BVA). Underlying profit is the main measure of segment profit. A reconciliation between Underlying profit and operating profit is set out as a footnote to the income statement.

Segment sales revenue is measured on the same basis as in the income statement. Segment sales revenue is allocated to segments based on the business stream and physical location of the business unit that invoices the customer. Intersegment revenue during the year was immaterial. There is no single external customer who contributed more than 10% of Group sales revenue.

Assets and liabilities are measured consistently in segment reporting and in the balance sheet. Assets and liabilities are allocated to segments based on segment use and physical location. Cash, borrowings and tax balances are managed centrally and therefore not allocated to segments.

	Sales revenue		Cash flow from operations [1]		Brambles Value Added [2]	
	2010 US$m	2009 US$m	**2010 US$m**	2009 US$m	**2010 US$m**	2009 US$m
By operating segment						
CHEP Americas	**1,533.6**	1,556.9	**285.7**	267.0	**38.1**	138.5
CHEP EMEA	**1,482.6**	1,452.6	**411.7**	372.7	**165.3**	159.8
CHEP Asia-Pacific	**390.9**	323.4	**94.1**	9.8	**28.2**	26.2
Total CHEP	**3,407.1**	3,332.9	**791.5**	649.5	**231.6**	324.5
Recall	**739.7**	685.7	**121.7**	106.9	**9.0**	(6.4)
Brambles HQ	**-**	-	**(30.9)**	(34.0)	**(25.2)**	(20.7)
Total	**4,146.8**	4,018.6	**882.3**	722.4	**215.4**	297.4
By geographic origin						
Americas	**1,868.9**	1,870.2				
Europe	**1,537.9**	1,537.1				
Australia	**501.6**	421.2				
Other	**238.4**	190.1				
Total	**4,146.8**	4,018.6				

	Operating profit [3]		Significant items before tax [4]		Underlying profit [4]	
	2010 US$m	2009 US$m	**2010 US$m**	2009 US$m	**2010 US$m**	2009 US$m
By operating segment						
CHEP Americas	**235.2**	229.0	**(1.9)**	(205.4)	**237.1**	434.4
CHEP EMEA	**324.9**	286.5	**(4.6)**	(41.0)	**329.5**	327.5
CHEP Asia-Pacific	**77.8**	57.9	**(0.6)**	(3.2)	**78.4**	61.1
Total CHEP	**637.9**	573.4	**(7.1)**	(249.6)	**645.0**	823.0
Recall	**123.1**	95.9	**(1.5)**	(8.4)	**124.6**	104.3
Brambles HQ	**(36.5)**	48.9	**(0.3)**	75.6	**(36.2)**	(26.7)
Continuing operations	**724.5**	718.2	**(8.9)**	(182.4)	**733.4**	900.6
Discontinued operations	**3.9**	15.2	**3.9**	15.2		
Total	**728.4**	733.4	**(5.0)**	(167.2)		

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 - *continued*

Note 3. Segment information - *continued*

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	2010	2009	**2010**	2009
	US$m	US$m	**US$m**	US$m
By operating segment				
CHEP Americas	**214.2**	312.6	**171.9**	173.3
CHEP EMEA	**174.8**	223.6	**167.8**	168.5
CHEP Asia-Pacific	**67.2**	93.0	**52.1**	36.5
Total CHEP	**456.2**	629.2	**391.8**	378.3
Recall	**73.7**	59.0	**47.9**	46.0
Brambles HQ	**2.1**	5.4	**4.3**	0.3
Total	**532.0**	693.6	**444.0**	424.6

	Segment assets		Segment liabilities	
	2010	2009	**2010**	2009
	US$m	US$m	**US$m**	US$m
By operating segment				
CHEP Americas	**1,702.6**	1,739.5	**204.9**	241.6
CHEP EMEA	**1,499.4**	1,752.1	**339.3**	360.3
CHEP Asia-Pacific	**451.6**	430.4	**91.0**	72.3
Total CHEP	**3,653.6**	3,922.0	**635.2**	674.2
Recall	**1,038.2**	1,020.1	**182.5**	167.7
Brambles HQ	**32.9**	11.0	**78.5**	79.3
Total segment assets and liabilities	**4,724.7**	4,953.1	**896.2**	921.2
Cash and borrowings	**135.5**	90.1	**1,894.8**	2,233.5
Current tax balances	**16.3**	34.5	**78.5**	64.6
Deferred tax balances	**19.8**	7.0	**408.2**	449.9
Equity-accounted investments	**14.0**	13.8	**-**	-
Total assets and liabilities	**4,910.3**	5,098.5	**3,277.7**	3,669.2

Non-current assets by geographic origin [5]		
Americas	**1,936.8**	1,952.9
Europe	**1,270.4**	1,532.3
Australia	**487.9**	488.1
Other	**315.2**	266.1
Total	**4,010.3**	4,239.4

[1] Cash flow from operations is cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

[2] BVA represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as:
- Underlying profit; plus
- Significant items that are part of the ordinary activities of the business; less
- Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.

[3] Operating profit is segment revenue less segment expense and excludes net finance costs.

[4] Underlying profit is profit from continuing operations before finance costs, tax and Significant items. Refer Note 5.

[5] Non-current assets exclude financial instruments and deferred tax assets.


Brambles

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 - *continued*

Note 4. Profit from ordinary activities - continuing operations

	2010 US$m	2009 US$m
a) Revenue and other income - continuing operations		
Sales revenue	**4,146.8**	4,018.6
Net gains on disposals of property, plant and equipment	**26.4**	11.9
Other operating income	**70.6**	84.8
Other income	**97.0**	96.7
Total income	**4,243.8**	4,115.3
b) Operating expenses - continuing operations		
Employment costs	**779.5**	778.2
Service suppliers:		
- transport	**730.7**	758.5
- repairs and maintenance	**376.3**	353.4
- subcontractors and other service suppliers	**458.0**	434.1
Raw materials and consumables	**193.5**	181.1
Occupancy	**262.3**	254.3
Depreciation of property, plant and equipment	**405.5**	391.3
Impairment of pooling equipment (refer Note 5a)	**-**	33.6
Irrecoverable pooling equipment provision expense	**111.2**	97.8
Amortisation:		
- software	**24.2**	22.8
- acquired intangible assets (other than software)	**6.7**	6.6
- deferred expenditure	**7.6**	3.9
Other [1]	**169.6**	86.5
	3,525.1	3,402.1
c) Net foreign exchange gains and losses - continuing operations		
Net (losses)/gains included in operating profit [1]	**(1.0)**	75.5
Net gains included in net finance costs	**2.3**	0.1
	1.3	75.6

[1] 2009 includes a US$77.3 million foreign exchange gain on capital repatriation from an overseas subsidiary. Refer Note 5 for further details.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 - *continued*

Note 5. Significant items - continuing operations

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Significant items are disclosed to assist users of the financial statements to understand Brambles' business results.

		2010 US$m	
	Before tax	**Tax**	**After tax**
Items outside the ordinary course of business:			
- restructuring costs [a]	**(8.9)**	**2.6**	**(6.3)**
Significant items from continuing operations	**(8.9)**	**2.6**	**(6.3)**

		2009 US$m	
	Before tax	Tax	After tax
Items outside the ordinary course of business:			
- restructuring costs [a]	(153.3)	47.0	(106.3)
- reset of tax cost bases on Unification [b]	-	(6.5)	(6.5)
- foreign exchange gain on capital repatriation [c]	77.3	-	77.3
Items within ordinary activities, but unusual due to size and nature:			
- Walmart transition impact [d]	(29.0)	11.3	(17.7)
- USA pallet quality program costs [e]	(77.4)	30.3	(47.1)
Significant items from continuing operations	(182.4)	82.1	(100.3)

a In February 2009, Brambles announced a restructure of its operations, estimated to cost US$159–US$169 million before tax, as a response to the effects of the global economic crisis on its businesses. An impairment charge of US$33.6 million, a US$61.6 million charge for storage and scrapping costs and US$3.8 million depreciation expense were booked in 2009 against surplus pallets within the CHEP USA pool. Redundancy and plant closure expenses of US$63.2 million have been incurred in various countries, of which US$8.9 million was booked in 2010 (2009: US$54.3 million).

b During 2009, a net adjustment of US$(6.5) million was made to tax cost bases and other Unification tax matters.

c During 2009, capital of €460 million was repatriated to Australia from an overseas subsidiary. As required by AASB 121: The Effects of Changes in Foreign Exchange Rates, a portion of the accumulated foreign currency translation reserve previously held in relation to the overseas subsidiary was recognised in the income statement, resulting in a US$77.3 million foreign exchange gain.

d During 2009, non-recurring transition costs of US$29.0 million due to loss of white wood revenue and net additional operational costs were incurred within CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

e Costs of US$77.4 million were incurred within CHEP USA on the pallet quality program and reported as Significant items in 2009. In October 2009, CHEP USA launched its Better Everyday customer service and quality program. In 2010, spending under the Better Everyday program, together with the final US$37 million spending under the USA pallet quality program announced in February 2008, have been presented within Underlying profit.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 - *continued*

Note 6. Discontinued operations

Net favourable provision adjustments on divestments completed in 2007 and prior years have been recognised as Significant items outside the ordinary course of business. The impact of these adjustments on profit and cash flow are summarised below:

	2010 US$m	2009 US$m
Profit before tax	**3.9**	15.2
Tax benefit	**1.0**	3.4
Profit for the year from discontinued operations	**4.9**	18.6
Net cash outflow from operating activities	**(1.2)**	(2.2)

Note 7. Income tax

	2010 US$m	2009 US$m
Amounts recognised in the income statement		
Current income tax - continuing operations:		
- income tax charge	**201.8**	147.3
- prior year adjustments	**13.8**	(18.1)
	215.6	129.2
Deferred tax - continuing operations:		
- origination and reversal of temporary differences	**(6.6)**	29.1
- previously unrecognised tax losses	**(15.7)**	(9.4)
- prior year adjustments	**(22.3)**	14.4
	(44.6)	34.1
Tax expense - continuing operations	**171.0**	163.3
Tax benefit - discontinued operations (Note 6)	**(1.0)**	(3.4)
Tax expense recognised in the income statement	**170.0**	159.9
Amounts recognised in the statement of comprehensive income		
- on actuarial losses on defined benefit pension plans	**(1.3)**	0.2
- on losses on revaluation of cash flow hedges	**0.5**	(4.9)
Tax benefit recognised directly in the statement of comprehensive income	**(0.8)**	(4.7)
Reconciliation between tax expense and accounting profit before tax		
Profit before tax - continuing operations	**614.9**	597.3
Tax at 30% (2009: 30%)	**184.5**	179.2
Effect of tax rates in overseas jurisdictions	**(9.9)**	(3.6)
Prior year adjustments	**(8.5)**	(3.7)
Current year tax losses not recognised	**6.1**	14.6
Prior year tax losses recouped/recognised	**(15.7)**	(9.4)
Foreign withholding tax provided	**5.5**	9.4
Changes in tax rates	**0.2**	(1.1)
Non-deductible expenses	**7.5**	6.1
Other	**1.3**	(28.2)
Tax expense - continuing operations	**171.0**	163.3
Tax benefit - discontinued operations (Note 6)	**(1.0)**	(3.4)
Total income tax expense	**170.0**	159.9

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 - *continued*

Note 8. Earnings per share

	2010 US cents	2009 US cents
Earnings per share		
- basic	**31.8**	32.6
- diluted	**31.7**	32.5
From continuing operations		
- basic	**31.5**	31.3
- diluted	**31.4**	31.2
- basic, on Underlying profit after finance costs and tax	**31.9**	38.5
From discontinued operations		
- basic	**0.3**	1.3
- diluted	**0.3**	1.3

Options, performance share rights and MyShare matching conditional rights granted under Brambles' share plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.

	2010 million	2009 million
a) Weighted average number of shares during the year		
Used in the calculation of basic earnings per share	**1,411.3**	1,388.3
Adjustment for share options and rights	**5.9**	4.4
Used in the calculation of diluted earnings per share	**1,417.2**	1,392.7

	2010 US$m	2009 US$m
b) Reconciliation of profits used in EPS calculations		
Statutory profit		
Profit from continuing operations	**443.9**	434.0
Profit from discontinued operations	**4.9**	18.6
Profit used in calculating basic and diluted EPS	**448.8**	452.6
Underlying profit after finance costs and tax		
Underlying profit (Note 3)	**733.4**	900.6
Net finance costs	**(109.6)**	(120.9)
Underlying profit before tax	**623.8**	779.7
Tax expense on Underlying profit	**(173.6)**	(245.4)
Underlying profit after finance costs and tax	**450.2**	534.3
which reconciles to statutory profit:		
Underlying profit after finance costs and tax	**450.2**	534.3
Significant items after tax (Note 5)	**(6.3)**	(100.3)
Profit from continuing operations	**443.9**	434.0



Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 - *continued*

Note 9. Dividends

a) Dividends declared and paid during the year

	Interim 2010	Final 2009
Dividend per share (in Australian cents)	12.5	12.5
Franked amount at 30% tax (in Australian cents)	2.5	2.5
Cost (in US$ million)	164.2	160.5
Payment date	8 April 2010	8 October 2009

b) Dividend declared after reporting date

	Final 2010
Dividend per share (in Australian cents)	12.5
Franked amount at 30% tax (in Australian cents)	2.5
Cost (in US$ million)	158.6
Dividend record date	22 September 2010
Payment date	14 October 2010

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

Note 10. Issued and quoted securities

	Options	**Ordinary securities**	
	Number	**Number**	**US$m**
At 1 July 2009	**9,170,399**	**1,401,869,039**	**13,847.6**
Issued during the year	**4,219,025**	**20,360,668**	**132.0**
Exercised during the year	**(1,991,606)**	**-**	**-**
Lapsed during the year	**(2,213,450)**	**-**	**-**
At 30 June 2010	**9,184,368**	**1,422,229,707**	**13,979.6**

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 *- continued*

Note 11. Reserves

a) Movements in reserves

	Hedging US$m	Share-based payments US$m	Foreign currency translation US$m	Unification US$m	Other US$m	Total US$m
Year ended 30 June 2009						
Opening balance	(0.2)	65.8	481.4	(15,385.8)	167.3	(14,671.5)
FCTR released to profits during the year	-	-	(77.3)	-	-	(77.3)
FCTR on entities disposed taken to profit	-	-	(0.6)	-	-	(0.6)
Foreign exchange differences	-	-	(185.3)	-	-	(185.3)
Cash flow hedges:						
- fair value losses	(27.9)	-	-	-	-	(27.9)
- tax on fair value losses	9.7	-	-	-	-	9.7
- transfers to net profit	13.7	-	-	-	-	13.7
- tax on transfers to net profit	(4.8)	-	-	-	-	(4.8)
Share-based payments:						
- expense recognised during the year	-	14.5	-	-	-	14.5
- shares issued	-	(6.3)	-	-	-	(6.3)
- equity component of related tax	-	(2.9)	-	-	-	(2.9)
Closing balance	(9.5)	71.1	218.2	(15,385.8)	167.3	(14,938.7)
Year ended 30 June 2010						
Opening balance	**(9.5)**	**71.1**	**218.2**	**(15,385.8)**	**167.3**	**(14,938.7)**
Foreign exchange differences	**-**	**-**	**(71.2)**	**-**	**-**	**(71.2)**
Cash flow hedges:						
- fair value losses	**(10.6)**	**-**	**-**	**-**	**-**	**(10.6)**
- tax on fair value losses	**4.1**	**-**	**-**	**-**	**-**	**4.1**
- transfers to net profit	**12.3**	**-**	**-**	**-**	**-**	**12.3**
- transfers to property, plant and equipment	**(0.3)**	**-**	**-**	**-**	**-**	**(0.3)**
- tax on transfers to net profit	**(4.6)**	**-**	**-**	**-**	**-**	**(4.6)**
Share-based payments:						
- expense recognised during the year	**-**	**10.7**	**-**	**-**	**-**	**10.7**
- shares issued	**-**	**(9.1)**	**-**	**-**	**-**	**(9.1)**
Closing balance	**(8.6)**	**72.7**	**147.0**	**(15,385.8)**	**167.3**	**(15,007.4)**

b) Nature and purpose of reserves

Hedging reserve

This comprises the cumulative portion of the gain or loss of cash flow hedges that are determined to be effective hedges. Amounts are recognised in the income statement when the associated hedged transaction is recognised or the hedge or a portion thereof becomes ineffective.

Share-based payments reserve

This comprises the cumulative share-based payment expense recognised in the income statement in relation to equity-settled options and share rights issued but not yet exercised.

Foreign currency translation reserve

This comprises cumulative exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of qualifying net investment hedges. The relevant accumulated balance is recognised in the income statement on disposal of a foreign subsidiary.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 - *continued*

Note 11. Reserves - *continued*

Unification reserve
On Unification, Brambles Limited issued shares on a one-for-one basis to those Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of the share capital of BIL and BIP at that date.

Other
This comprises a merger reserve created in 2001 and a capital redemption reserve created in 2006.

Note 12. Cash flow statement - additional information

a) Reconciliation of cash

	2010 US$m	2009 US$m
Cash at bank and in hand	**120.2**	55.0
Short term deposits	**15.3**	35.1
Bank overdrafts	**(12.2)**	(36.0)
	123.3	54.1

b) Borrowing facilities and credit standby arrangements

	2010 US$m	2009 US$m
Total facilities:		
- commited borrowing facilities	**2,481.0**	2,845.3
- loan notes	**1,285.0**	535.0
- credit standby/uncommitted/overdraft arrangements	**151.2**	129.6
	3,917.2	3,509.9
Facilities used at reporting date:[1]		
- commited borrowing facilities	**534.4**	1,647.5
- loan notes	**1,285.0**	535.0
- credit standby/uncommitted/overdraft arrangements	**43.8**	43.5
	1,863.2	2,226.0
Facilities available at reporting date:		
- commited borrowing facilities	**1,946.6**	1,197.8
- credit standby/uncommitted/overdraft arrangements	**107.4**	86.1
	2,054.0	1,283.9

1 Facilities used represents the principal value of loan notes and borrowings debited against the relevant facilities to reflect the correct amount of funding headroom. This amount differs by US$31.6 million (2009: US$7.5 million) from loan notes and borrowings as shown in the balance sheet which are measured on the basis of amortised cost as determined under the effective interest method and include accrued interest and fair value adjustments on certain hedging instruments.

c) Non-cash financing or investing activities

Dividends of US$120.2 million were satisfied by issues of shares under the Dividend Reinvestment Plan. There were no other financing or investing transactions during the year which have had a material effect on the assets and liabilities of Brambles that did not involve cash flows.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 - *continued*

Note 12. Cash flow statement - additional information - *continued*

d) Reconciliation of profit after tax to net cash flows from operating activities	**2010 US$m**	2009 US$m
Profit after tax	**448.8**	452.6
Adjustments for:		
- depreciation and amortisation	**444.0**	424.6
- irrecoverable pooling equipment provision expense	**111.2**	97.8
- net gains on disposals of property, plant and equipment	**(26.4)**	(11.9)
- impairment of pooling equipment	**-**	33.6
- foreign exchange gain on capital repatriation	**-**	(77.3)
- other valuation adjustments	**(1.1)**	(1.9)
- net gains on disposal of businesses and investments	**-**	(0.6)
- net gains after tax on completed disposals of discontinued operations	**(7.5)**	(17.0)
- joint ventures	**0.1**	2.1
- equity-settled share-based payments	**10.7**	14.5
- finance costs	**7.9**	(3.0)
Movements in operating assets and liabilities, net of acquisitions and disposals:		
- (increase)/decrease in trade and other receivables	**(19.3)**	56.3
- increase in prepayments	**(0.8)**	(6.0)
- decrease in inventories	**22.1**	7.3
- (decrease)/increase in deferred tax	**(45.1)**	49.7
- increase/(decrease) in trade and other payables	**15.5**	(31.9)
- increase/(decrease) in tax payables	**35.3**	(19.0)
- (decrease)/increase in provisions	**(4.1)**	53.5
- other	**(1.0)**	(0.4)
Net cash inflow from operating activities	**990.3**	1,023.0

e) Reconciliation of movement in net debt		
Net debt at beginning of the year	**2,143.4**	2,426.2
Net cash inflow from operating activities	**(990.3)**	(1,023.0)
Net cash outflow from investing activities	**440.4**	606.6
Net (inflow)/outflow from hedge instruments	**(35.8)**	7.9
Proceeds from issues of ordinary shares	**(2.7)**	(0.8)
Dividends paid, net of Dividend Reinvestment Plan	**204.5**	277.6
Interest accruals, finance leases and other	**26.0**	(7.5)
Foreign exchange differences	**(26.2)**	(143.6)
Net debt at end of the year	**1,759.3**	2,143.4
Being:		
Current borrowings	**276.0**	68.0
Non-current borrowings	**1,618.8**	2,165.5
Cash and cash equivalents	**(135.5)**	(90.1)
Net debt at end of the year	**1,759.3**	2,143.4

Notes to and forming part of the preliminary final report
for the year ended 30 June 2010 - *continued*

Note 13. Equity-accounted investments

a) Joint ventures

Brambles has investments in the following unlisted jointly controlled entities, which are accounted for using the equity method.

Name (and nature of business)	Place of incorporation	% interest held at reporting date 2010	2009
CISCO - Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	**50%**	50%

b) Share of results of joint ventures - continuing operations

	2010 US$m	2009 US$m
Profit from ordinary activities before tax	**6.9**	6.0
Tax expense on ordinary activities	**(1.1)**	(1.0)
Profit for the year	**5.8**	5.0

Note 14. Net tangible asset backing

	2010 US cents	2009 US cents
Net tangible assets backing based on 1,422.2 million shares (2009: 1,401.9 million shares)	**61.0**	46.7

Net tangible assets backing per share is calculated by dividing total equity attributable to the members of the parent entity, less goodwill and intangible assets, by the number of shares on issue at year end.

Note 15. Contingent liabilities

There have been no material changes in contingent liabilities as set out in Brambles' 2009 Annual Report.

Note 16. Events after balance sheet date

Except as outlined in this preliminary final report, there have been no other events that have occurred subsequent to 30 June 2010 and up to the date of this report that have had a material impact on Brambles' financial performance or position.


82-5205
Brambles

Statement of compliance

This report is based upon financial statements which have been audited.

The audit report, which is unqualified, will be made available with Brambles' 2010 Annual Report.

Robert Gerrard
Company Secretary

19 August 2010

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 August 2010

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

BRAMBLES REPORTS SOLID RESULTS FOR 2010 FINANCIAL YEAR: STRONG CASH FLOW AND PLATFORM FOR GROWTH

Attached is a release to the Exchange from Brambles Limited on its preliminary final report for the year ended 30 June 2010.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary


82-5205
Brambles

19 August 2010 **ASX & Media Release**

Brambles reports solid results for 2010 financial year: strong cash flow and platform for growth

Brambles Limited today reported sales revenue of US$4,146.8 million for the financial year ended 30 June 2010, up 3% on the prior corresponding period. Statutory operating profit before finance costs and tax was US$724.5 million, up 1%. Statutory profit after tax was US$443.9 million, up 2%.

Cash flow was strong, reflecting tight financial controls and a reduction in capital expenditure. Cash flow from continuing operations increased US$159.9 million to US$882.3 million. Free cash flow after dividends increased US$202.2 million to US$344.1 million.

US$ millions	FY10	FY09	% change (actual FX rates)	% change (constant currency[1])
Sales revenue	4,146.8	4,018.6	3%	–
Statutory operating profit	724.5	718.2	1%	(3%)
Statutory profit after tax	443.9	434.0	2%	(1%)
Earnings per share[2] (US cents)	31.8	32.6	(2%)	(6%)
			Change (US$ millions)	**% change**
Cash flow from continuing operations	882.3	722.4	159.9	22%
Free cash flow after dividends	344.1	141.9	202.2	142%

The Board has declared a final dividend of 12.5 Australian cents per share, 20% franked and payable on 14 October 2010 to shareholders on the company's register on 22 September 2010. The Dividend Reinvestment Plan will be available for this dividend.

Brambles' CEO Tom Gorman said: "This result, in particular the strong cash flow performance and our robust balance sheet, highlights Brambles' stability and resilience during a period of continued challenging economic conditions. We are focused on driving the next phase of growth.

"Our growth in sales revenue in the 2010 financial year of 3% was driven by CHEP Europe, Middle East and Africa (EMEA), CHEP Asia-Pacific and Recall, which offset the impact on the group's financial results of a decline in sales revenue in CHEP Americas.

"Brambles delivered a 6% increase in second-half sales revenue compared with the same period in the 2009 financial year as established and developing regions generated new business, balancing subdued underlying conditions in some regions.

"Developing CHEP regions including China, India, Central and Eastern Europe and the Middle East delivered particularly strong growth rates. Investment in these CHEP regions is ongoing, along with other growth initiatives throughout the group.

"The Better Everyday program has delivered a higher pallet quality standard to CHEP USA customers. This initiative, which began in October 2009, has positioned CHEP USA for future profitable growth and enabled it to regain positive sales momentum.

"Recall delivered strong profit growth and an improvement in return on capital. Recall benefitted from new sales conversion, cost efficiency programs undertaken in the previous financial year and ongoing strong demand in its Document Management Solutions service line."

---

[1] Brambles calculates constant currency by translating results into US dollars at the exchange rates applicable during the prior corresponding period.
[2] Earnings per share includes discontinued operations.

New business wins
Brambles' net new business wins[3] in the 2010 financial year were US$53 million, reflecting a solid win rate in CHEP EMEA and CHEP Asia-Pacific and a strong contribution from Recall. The annualised value of net new business won during the period was positive in all business units, totalling US$75 million. Since the introduction of the Better Everyday program in October 2009, the annualised value of net new business wins for CHEP USA has been US$18 million.

Outlook
Mr Gorman said: "Brambles is in robust financial shape and is well-placed to build on its global footprint and strong underlying business to generate growth in sales revenue and profit. Subject to unforeseen circumstances and ongoing economic uncertainty, Brambles expects statutory operating profit before interest costs and tax to be between US$740 million and US$780 million[4] in the 2011 financial year."

Investors and media, for further information please contact:	
Cathy Press	**James Hall**
Group Vice President, Capital Markets	Director, Investor Relations & External Communications
+61 2 9256 5241	+61 2 9256 5262
+61 419 290 745	+61 401 524 645
cathy.press@brambles.com	james.hall@brambles.com

Further details of Brambles' 2010 financial year results are set out in the following pages and in the Appendix 4E. Brambles' management will hold a briefing to investment analysts at 11am on 19 August 2010. The company will post all presentation materials on its website before the briefing and webcast the briefing at www.brambles.com. A replay of the webcast including the question and answer session will be available on the Brambles website shortly after the live presentation concludes.

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website at www.brambles.com.

[3] Brambles defines net new business wins as the change in sales revenue in the period resulting from business won or lost in that period and the previous 12 months. Net new business is calculated on a constant currency basis.
[4] Guidance provided at 30 June 2010 exchange rates. Applying this rate throughout the 2010 financial year would give comparable statutory operating profit before finance costs and tax of US$693 million.

Sales and profit summary

Table 1 Sales revenue and statutory operating profit					
US$ million	**FY10 actual**	**FY10 at prior year FX rates**	**FY09 actual**	**% change (actual FX rates)**	**% change (constant currency)**
Sales revenue					
CHEP Americas	1,533.6	1,510.3	1,556.9	(1)%	(3)%
CHEP EMEA	1,482.6	1,470.8	1,452.6	2%	1%
CHEP Asia-Pacific	390.9	334.4	323.4	21%	3%
Total CHEP	**3,407.1**	**3,315.5**	**3,332.9**	**2%**	**(1)%**
Recall	739.7	699.9	685.7	8%	2%
Total sales revenue	**4,146.8**	**4,015.4**	**4,018.6**	**3%**	**–**
Statutory operating profit					
CHEP Americas	235.2	226.8	229.0	3%	(1)%
CHEP EMEA	324.9	319.0	286.5	13%	11%
CHEP Asia-Pacific	77.8	63.3	57.9	34%	9%
Total CHEP	**637.9**	**609.1**	**573.4**	**11%**	**6%**
Recall	123.1	114.0	95.9	28%	19%
Brambles HQ	(36.5)	(29.1)	48.9		
Statutory operating profit	**724.5**	**694.0**	**718.2**	**1%**	**(3)%**
Net finance costs	(109.6)	(108.1)	(120.9)	9%	11%
Profit before tax	**614.9**	**585.9**	**597.3**	**3%**	**(2)%**
Tax expense	(171.0)	(158.3)	(163.3)	(5)%	3%
Profit from continuing operations	**443.9**	**427.6**	**434.0**	**2%**	**(1)%**
Profit from discontinued operations	4.9	4.2	18.6		
Profit for the period	**448.8**	**431.8**	**452.6**	**(1)%**	**(5)%**
Weighted average number of shares (millions)	**1,411.3**	**1,411.3**	**1,388.3**		
EPS[5] (US cents)	**31.8**	**30.6**	**32.6**	**(2)%**	**(6)%**
EPS[5] (Australian cents)	**36.1**	**41.0**	**43.7**	**(17)%**	**(6)%**
Dividend (Australian cents per share)	**25.0**	**N/A**	**30.0**		

[5] Earnings per share includes discontinued operations.

Table 2 Underlying profit[6]					
US$ million	FY10 actual	FY10 at prior year FX rates	FY09 actual	% change (actual FX rates)	% change (constant currency)
Underlying profit					
CHEP Americas	237.1	228.7	434.4	(45)%	(47)%
CHEP EMEA	329.5	324.3	327.5	1%	(1)%
CHEP Asia-Pacific	78.4	63.9	61.1	28%	5%
Total CHEP	**645.0**	**616.9**	**823.0**	**(22)%**	**(25)%**
Recall	124.6	115.5	104.3	19%	11%
Brambles HQ	(36.2)	(29.0)	(26.7)	(36)%	(9)%
Underlying profit	**733.4**	**703.4**	**900.6**	**(19)%**	**(22)%**
Net finance costs	(109.6)	(108.1)	(120.9)	9%	11%
Profit before tax	**623.8**	**595.3**	**779.7**	**(20)%**	**(24)%**
Tax expense	(173.6)	(161.0)	(245.4)	29%	34%
Underlying profit after finance costs and tax	**450.2**	**434.3**	**534.3**	**(16)%**	**(19)%**
Weighted average number of shares (millions)	**1,411.3**	**1,411.3**	**1,388.3**		
Underlying EPS (US cents)	**31.9**	**30.8**	**38.5**	**(17)%**	**(20)%**
ROCI	**17%**	**16%**	**21%**		
BVA (June 09 FX rates)		**215.4**	**297.4**		

Table 3 Reconciliation of Underlying profit to statutory operating profit				
US$ million	FY10		FY09	
	Before tax	After tax	Before tax	After tax
Underlying profit (see Table 2)	**733.4**	**450.2**	**900.6**	**534.3**
CHEP USA – pallet quality program			(77.4)	(47.1)
CHEP USA – Walmart net transition impact			(29.0)	(17.7)
Restructuring:				
Facilities and operations rationalisation	(11.4)	(7.8)	(54.3)	(46.0)
CHEP USA accelerated scrapping of 7 million surplus pallets	2.5	1.5	(99.0)	(60.3)
FX gain on capital repatriation from foreign subsidiary			77.3	77.3
Other			–	(6.5)
Total Significant items	**(8.9)**	**(6.3)**	**(182.4)**	**(100.3)**
Statutory operating profit (see Table 1)	**724.5**	**443.9**	**718.2**	**434.0**

[6] The difference in growth rates between statutory operating profit and Underlying profit reflects the impact of Significant items recognised outside of Underlying profit (US$8.9 million in the 2010 financial year; US$182.4 million in the 2009 financial year).

Business unit operations review

CHEP Americas

Table 4
CHEP Americas

US$ million	FY10	FY09	% change (actual FX rates)	% change (constant currency)
Sales revenue	1,533.6	1,556.9	(1)%	(3)%
Statutory operating profit	235.2	229.0	3%	(1)%
Statutory operating profit margin	*15%*	*15%*	*0pp*	*0pp*
Significant items:				
Pallet quality program		*77.4*		
Walmart net transition impact		*29.0*		
Restructuring – facilities and operations	*4.4*	*-*		
Accelerated pallet scrapping	*(2.5)*	*99.0*		
	1.9	*205.4*		
Underlying profit	237.1	434.4	(45)%	(47)%
Underlying profit margin	*15%*	*28%*	*(13)pp*	*(13)pp*
Cash flow from operations	285.7	267.0		
ROCI	14%	26%		
BVA (June 09 FX rates)	38.1	138.5		

Sales
CHEP Americas' sales revenue was US$1,533.6 million, down 1% on the prior corresponding period as continued growth in CHEP Canada, CHEP Latin America and LeanLogistics partially offset a decline in sales revenue in CHEP USA.

CHEP USA's sales revenue was down 5%, reflecting a reduction in pricing and mix (2%) and pallet issue volumes (3%). The lower pallet issue volumes comprised a decline in organic issue volumes (2%) and the impact of lost business (1%).

CHEP Canada's sales revenue was up 12% as issue volumes rose. CHEP Latin America's sales revenue was up 7% on volume growth throughout the region. LeanLogistics delivered a 9% increase in sales revenue as it continued to expand.

CHEP Americas' net new business in the period was negative US$9 million. However, the annualised value of business won in the 2010 financial year was positive at US$2 million. CHEP USA won new or expanded business during the period with more than 1,000 customers as it extended its reach with small and medium sized customers. CHEP USA won business during the period with major brands including consumer lawn and gardening products company Scott's Miracle-Gro and fresh fruit and vegetable producer Del Monte. The annualised value of net new business in CHEP USA since the introduction of the Better Everyday program in October 2009 has been US$18 million.

Profit
CHEP Americas' statutory operating profit was US$235.2 million, up 3% from the 2009 financial year. Underlying profit was US$237.1 million, down 45% on the prior corresponding period. The difference between statutory operating profit and Underlying profit primarily reflects the impact of the US$205.4 million of Significant items that CHEP Americas recognised in the 2009 financial year from CHEP USA quality investments, Walmart transition costs and accelerated pallet scrapping. In the 2010 financial year, CHEP Americas recognised quality investments within Underlying profit, rather than as

Significant items. Quality investments in CHEP USA totalled US$108.5 million, comprising US$37.0 million of investment under the USA pallet quality program and US$71.5 million of investment under the Better Everyday program, US$8.5 million below the October 2009 estimate.

Direct costs rose in the 2010 financial year, primarily as a result of a US$19.3 million increase in costs from storing, handling and transporting idle pallets in CHEP USA. The average number of idle pallets for the year was approximately 4 million. There were also costs associated with converting customers from new to repaired pallets.

Costs associated with the irrecoverable pooling equipment provision (IPEP) were higher than trend in the first half of the 2010 financial year, although these costs returned to trend in the second half.

CHEP USA has completed the accelerated scrapping of 7 million excess pallets that Brambles announced in February 2009. This was 12 months ahead of schedule and US$2.5 million below management's original estimate.

Cash flow and return on capital

CHEP Americas increased its cash flow from operations by US$18.7 million over the prior corresponding period to US$285.7 million. This reflected favourable working capital movements and lower capital expenditure, more than offsetting the lower Underlying profit. CHEP USA further reduced its commitment to buying new pallets during the period. The higher quality of the repaired pool enabled more customers that had previously required new pallets to transfer their volumes to repaired pallets. CHEP USA also reduced the proportion of imported customer volumes that used new pallets.

Return on capital invested was 12 percentage points lower at 14%, reflecting the reduction in Underlying profit.

Quality initiatives

The Better Everyday program to improve quality and service within CHEP USA is driving improved performance, reflected in the positive win rate since the program began and an ongoing reduction in customer pallet rejections. CHEP USA is now delivering 100% of all issues at the US Plus repair specification or higher, although demand for the higher US Premium repair specification remains lower than originally anticipated. As a result, Brambles expects ongoing costs from the Better Everyday program will be US$25 million lower than originally anticipated.

Table 5
CHEP USA quality and service improvement costs

US$ million	Component	FY10	FY11	FY12	Ongoing (per year)
Oct. '09 forecast	Pre-Better Everyday	37.0	-	-	-
	Better Everyday fast-track	30.0	50.0	30.0	-
	Better Everyday ongoing	50.0	50.0	50.0	50.0
	Total	117.0	100.0	80.0	50.0
FY10 outcome/ revised forecast	Total	108.5	95.0	55.0	25.0
Reduction		**8.5**	**5.0**	**25.0**	**25.0**

CHEP EMEA

Table 6
CHEP EMEA

US$ million	FY10	FY09	% change (actual FX rates)	% change (constant currency)
Sales revenue	1,482.6	1,452.6	2%	1%
Statutory operating profit	324.9	286.5	13%	11%
Statutory operating profit margin	*22%*	*20%*	*2pp*	*2pp*
Significant items:				
Restructuring – facilities and operations	*4.6*	*41.0*		
Underlying profit	329.5	327.5	1%	(1)%
Underlying profit margin	*22%*	*23%*	*(1)pp*	*(1)pp*
Cash flow from operations	411.7	372.7		
ROCI	23%	23%		
BVA (June 09 FX rates)	165.3	159.8		

Sales

CHEP EMEA's sales revenue was up 2% compared with the prior corresponding period at US$1,482.6 million. CHEP Europe's sales revenue was in line with the prior corresponding period as net new business wins offset a decline in pallet sales revenue in the UK and Spain and a slow rate of recovery in the automotive sector. CHEP Central and Eastern Europe delivered a 24% increase in sales revenue as a result of ongoing business expansion. CHEP Middle East and Africa increased sales revenue by 28% as volumes continued to grow strongly.

CHEP EMEA's net new business wins were US$30 million. In June, CHEP announced its first major pallet supply contract in Turkey, with Unilever. CHEP has also reached agreement on commercial terms to supply Procter & Gamble in Turkey. During the 2010 financial year, pallet business expansion included British Sugar in the UK, as well as paper product manufacturer Sofidel and oils distributor Bunge in Poland. The annualised value of net business CHEP EMEA won during the period was US$39 million.

Profit

CHEP EMEA's statutory operating profit was US$324.9 million, up 13%, reflecting the impact of facilities and operations rationalisation in the 2009 financial year. Underlying profit was up 1% to US$329.5 million. Cost efficiencies largely offset increased investment in the quality of the European pallet pool. Costs associated with the irrecoverable pooling equipment provision (IPEP) returned to trend in the second half, having been higher than normal in the first half.

Cash flow and return on capital

CHEP EMEA's cash flow from operations was US$411.7 million, up US$39.0 million from the previous corresponding period, reflecting lower capital expenditure and strong working capital controls. Return on capital invested was in line with the 2009 financial year at 23%.

CHEP Asia-Pacific

Table 7
CHEP Asia-Pacific

US$ million	FY10	FY09	% change (actual FX rates)	% change (constant currency)
Sales revenue	390.9	323.4	21%	3%
Statutory operating profit	77.8	57.9	34%	9%
Statutory operating profit margin	*20%*	*18%*	*2pp*	*1pp*
Significant items:				
Restructuring – facilities and operations	*0.6*	*3.2*		
Underlying profit	78.4	61.1	28%	5%
Underlying profit margin	*20%*	*19%*	*1pp*	*0pp*
Cash flow from operations	94.1	9.8		
ROCI	21%	19%		
BVA (June 09 FX rates)	28.2	26.2		

Sales
CHEP Asia-Pacific's sales revenue was US$390.9 million, up 21% on the prior corresponding period, reflecting the strength of the Australian dollar and strong sales growth in China. Sales revenue from China was US$5.8 million higher on increased sales volumes to both the fast-moving consumer goods and automotive sectors. In CHEP Australia, there was continued expansion of the reusable plastic crate and display pallet businesses. Sales revenue from both the pallets and automotive container businesses increased in CHEP India and CHEP South East Asia.

CHEP Asia-Pacific's net new business wins for the period were US$15 million, reflecting ongoing wins throughout the region. The annualised value of net business CHEP Asia-Pacific won during the period was US$11 million. Customers with which CHEP Australia secured new or extended business in the period included Primo Small Goods and drinks manufacturer Fryers in Australia.

Profit
CHEP Asia-Pacific's statutory operating profit was US$77.8 million, up 34% compared with the prior corresponding period, reflecting higher sales revenue and the impact of Significant items from facilities and operations rationalisation in the 2009 financial year. The benefit of this rationalisation in cost efficiencies and reduced overheads in the 2010 financial year largely offset the impact of higher depreciation costs in Australia and China, resulting from capital investment in recent growth initiatives. Underlying profit was US$78.4 million, up 28%.

Cash flow and return on capital
CHEP Asia-Pacific's cash flow from operations was US$94.1 million, up US$84.3 million compared with the prior corresponding period. This reflected the increase in profit and lower capital expenditure given the rollout of reusable plastic crate contracts in the 2009 financial year. Return on capital invested increased 2 percentage points to 21%, reflecting the increased profit.

Recall

Table 8 Recall				
US$ million	**FY10**	**FY09**	**% change (actual FX rates)**	**% change (constant currency)**
Sales revenue	739.7	685.7	8%	2%
Statutory operating profit	123.1	95.9	28%	19%
Statutory operating profit margin	*17%*	*14%*	*3pp*	*2pp*
Significant items:				
Restructuring – facilities and operations	*1.5*	*8.4*		
Underlying profit	124.6	104.3	19%	11%
Underlying profit margin	*17%*	*15%*	*2pp*	*2pp*
Cash flow from operations	121.7	106.9		
ROCI	13%	12%		
BVA (June 09 FX rates)	9.0	(6.4)		

Sales
Recall's sales revenue was US$739.7 million, up 8% compared with the prior corresponding period. Carton volume growth was 6% in the Document Management Solutions (DMS) service line. This was partially offset by a decline in volumes in the Secure Destruction Services (SDS) service line. Sales revenue excluding SDS was up 10%. At 30 June 2010, world paper prices had returned to pre-Global Financial Crisis levels.

Recall's net new business for the period was US$17 million, reflecting strong sales momentum, particularly in the DMS service line. The annualised value of Recall's net business won in the 2010 financial year was US$23 million.

Profit
Recall's statutory operating profit was US$123.1 million, up 28% compared with the prior corresponding period, reflecting the higher sales revenue, the cost of facilities and operations rationalisation in the 2009 financial year and the benefits of this rationalisation in the 2010 financial year. Investments in information technology and marketing were higher in the 2010 financial year. Underlying profit was US$124.6 million, up 19%.

Cash flow and return on capital
Recall's cash flow from operations was US$121.7 million, up US$14.8 million compared with the prior corresponding period, reflecting the increased profit. Return on capital invested increased 1 percentage point to 13%.

Additional financial information

Capital expenditure (property, plant and equipment) and cash flow

Table 9
Capital expenditure on property, plant and equipment (accruals basis)

US$ million	FY10	FY09	Change
CHEP Americas	204.5	290.8	86.3
CHEP EMEA	173.2	234.4	61.2
CHEP Asia-Pacific	67.0	92.7	25.7
Total CHEP	**444.7**	**617.9**	**173.2**
Recall	53.8	52.4	(1.4)
Brambles HQ	0.3	2.1	1.8
Total capital expenditure	**498.8**	**672.4**	**173.6**

Table 10
Cash flow

US$ million	FY10	FY09	Change
Underlying profit	733.4	900.6	(167.2)
Significant items within ordinary activities	–	(106.4)	106.4
Depreciation & amortisation	444.0	418.4	25.6
EBITDA	**1,177.4**	**1,212.6**	**(35.2)**
Capital expenditure	(496.5)	(683.8)	187.3
Proceeds from disposals	88.0	104.6	(16.6)
Working capital movement	14.7	25.8	(11.1)
Irrecoverable pooling equipment provision	111.2	97.8	13.4
Provisions/other	(12.5)	(34.6)	22.1
Cash flow from operations	**882.3**	**722.4**	**159.9**
Significant items outside ordinary activities	(52.1)	(49.9)	(2.2)
Cash flow from operations (incl. Significant items)	**830.2**	**672.5**	**157.7**
Financing costs and tax	(281.6)	(253.0)	(28.6)
Free cash flow	**548.6**	**419.5**	**129.1**
Dividends paid	(204.5)	(277.6)	73.1
Free cash flow after dividends	**344.1**	**141.9**	**202.2**

Capital expenditure (accruals basis) was US$498.8 million, down US$173.6 million compared with the prior corresponding period. This predominantly reflected a reduction in pallet purchase requirements in CHEP USA and CHEP Europe, and the investment in the prior corresponding period in the Australian reusable plastic crate business.

Total pallet capital expenditure was US$349.7 million, compared with US$462.1 million in the prior corresponding period. Other capital expenditure related primarily to supporting growth in Recall and CHEP's expansion into developing regions.

Lower proceeds from disposals reflected a reduction in compensations from customers for irrecoverable equipment.

Brambles continues to manage working capital tightly. Average debtors days fell to 45 days in the period from 46 days in the previous corresponding period.

Cash flow from operations increased US$159.9 million to US$882.3 million as lower capital expenditure more than offset the reduction in EBITDA. Free cash flow was up US$129.1 million to US$548.6 million. This was more than sufficient to cover dividends paid of US$204.5 million, leaving free cash flow after dividends of US$344.1 million, up US$202.2 million.

Significant items included spending on facilities and operations rationalisation throughout Brambles and accelerated pallet scrapping in CHEP USA.

Interest

Net finance costs were US$109.6 million, down from US$120.9 million in the 2009 financial year. The reduction in net finance costs reflected lower borrowings and lower benchmark interest rates, partially offset by higher borrowing margins and fees on debt refinanced during the 2009 financial year.

Tax

Brambles' effective tax rate applying to both statutory operating profit and Underlying profit for the 2010 financial year was 27.8%. This was broadly in line with the 27.3% rate that applied to statutory operating profit and lower than the 31.5% rate that applied to Underlying profit in the 2009 financial year. The reduction in the effective tax rate on Underlying profit was primarily a result of the net reversal of tax provisions following the receipt of a tax ruling and the resolution of an open tax issue, which allowed the group to benefit prior year tax losses.

Debt

Table 11
Net debt and key ratios

US$ million	FY10	FY09	Change
Current debt	276.0	68.0	(208.0)
Non-current debt	1,618.8	2,165.5	546.7
Gross debt	**1,894.8**	**2,233.5**	**338.7**
Less cash	(135.5)	(90.1)	45.4
Net debt	**1,759.3**	**2,143.4**	**384.1**
EBITDA	1,177.4	1,212.6	(35.2)
Net finance costs	109.6	120.9	11.3
Key ratios			
Net debt to EBITDA	1.5x	1.8x	0.3x
EBITDA interest cover	10.7x	10.0x	0.7x

Net debt at 30 June 2010 was US$1,759.3 million, down US$384.1 million from 30 June 2009, reflecting the strong cash flow generated from the business and lower dividend payments. Brambles has reduced net debt by US$666.9 million over the 2009 and 2010 financial years.

To diversify its funding sources and lengthen maturities, Brambles raised US$750 million in the US 144A bond market in March 2010. The note issue comprised US$500 million of 10-year notes and US$250 million of five-year notes. Brambles used the proceeds to repay bank borrowings.

At 30 June 2010, Brambles had committed credit facilities including bonds and notes totalling US$3,766.0 million, of which undrawn borrowing capacity totalled US$1,946.6 million. The average term to maturity of total credit facilities increased from 3.3 years at 30 June 2009 to 3.6 years at 30 June 2010. Brambles' key financial ratios continue to reflect the company's strong balance sheet position and remain well within the financial covenants included in its major financing agreements. The ratio of net debt to EBITDA was 1.5 times at 30 June 2010. EBITDA interest cover was 10.7 times.

During the 2010 financial year, Brambles secured a BBB+ credit rating with Standard & Poor's and a Baa1 rating with Moody's.

Dividend

Table 12
Dividend details

	Aust. cents per share	Franking	Ex dividend trading date	Record date	Payment date
Final	12.5	20%	16 September 2010	22 September 2010	14 October 2010
Interim	12.5	20%	Paid 8 April 2010		
Total	25.0	20%			

The unfranked component of the final dividend is conduit foreign income. Consequently, no Australian dividend withholding tax will be payable on the final dividend that Brambles will pay to non-resident shareholders.

Dividend Reinvestment Plan

The Board has set the price at which Brambles will allot shares under the Dividend Reinvestment Plan (DRP) for the final dividend as the arithmetic average of the daily volume-weighted average sale price of all Brambles shares sold on the Australian Securities Exchange in the ordinary course of trading during the 10 trading days starting 24 September 2010, less a discount of 2.5%. The record date is the latest date on which an eligible shareholder can elect to participate or increase their participation in the DRP.

Safety

Brambles' safety performance continued to improve during the 2010 financial year. The 12-month rolling Brambles Injury Frequency Rate (a combined measure of lost-time injuries, modified duties and medical treatments) was 21.9 per million man hours at 30 June 2010. This was an improvement of 5% from 30 June 2009. There were no fatalities in the period. The Group remains committed to its goal of Zero Harm and is launching initiatives to improve further its overall safety performance.

Forward-looking statements

Certain statements made in this release are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this release. The forward-looking statements made in this release relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this release except as required by law or by any appropriate regulatory authority.

Background information

US$ million Actual FX rates	1H10	2H10	FY10	1H09	2H09	FY09
Sales						
CHEP Americas	756.9	776.7	1,533.6	792.5	764.4	1,556.9
CHEP EMEA	770.1	712.5	1,482.6	761.0	691.6	1,452.6
CHEP Asia-Pacific	195.0	195.9	390.9	166.6	156.8	323.4
Total CHEP	1,722.0	1,685.1	3,407.1	1,720.1	1,612.8	3,332.9
Recall	364.1	375.6	739.7	353.1	332.6	685.7
Total Brambles	2,086.1	2,060.7	4,146.8	2,073.2	1,945.4	4,018.6
Statutory operating profit						
CHEP Americas	108.6	126.6	235.2	79.6	149.4	229.0
CHEP EMEA	159.3	165.6	324.9	166.2	120.3	286.5
CHEP Asia-Pacific	32.5	45.3	77.8	28.4	29.5	57.9
Total CHEP	300.4	337.5	637.9	274.2	299.2	573.4
Recall	52.5	70.6	123.1	49.5	46.4	95.9
Total Brambles (including HQ)	338.1	386.4	724.5	337.6	380.6	718.2
Statutory operating profit margin						
CHEP Americas	14%	16%	15%	10%	20%	15%
CHEP EMEA	21%	23%	22%	22%	17%	20%
CHEP Asia-Pacific	17%	23%	20%	17%	19%	18%
Total CHEP	17%	20%	19%	16%	19%	17%
Recall	14%	19%	17%	14%	14%	14%
Total Brambles (including HQ)	16%	19%	17%	16%	20%	18%
Underlying profit						
CHEP Americas	108.6	128.5	237.1	233.3	201.1	434.4
CHEP EMEA	161.4	168.1	329.5	170.9	156.6	327.5
CHEP Asia-Pacific	32.5	45.9	78.4	28.9	32.2	61.1
Total CHEP	302.5	342.5	645.0	433.1	389.9	823.0
Recall	52.5	72.1	124.6	50.5	53.8	104.3
Total Brambles (including HQ)	340.2	393.2	733.4	469.3	431.3	900.6
Underlying profit margin						
CHEP Americas	14%	17%	15%	29%	26%	28%
CHEP EMEA	21%	24%	22%	22%	23%	23%
CHEP Asia-Pacific	17%	23%	20%	17%	21%	19%
Total CHEP	18%	20%	19%	25%	24%	25%
Recall	14%	19%	17%	14%	16%	15%
Total Brambles (including HQ)	16%	19%	18%	23%	22%	22%
Average capital invested						
CHEP Americas	1,748.2	1,744.0	1,746.1	1,625.5	1,707.9	1,666.7
CHEP EMEA	1,505.8	1,317.0	1,411.4	1,493.9	1,402.9	1,448.4
CHEP Asia-Pacific	381.9	381.3	381.6	314.6	323.6	319.1
Total CHEP	3,635.9	3,442.3	3,539.1	3,434.0	3,434.4	3,434.2
Recall	947.0	937.6	942.3	925.6	869.0	897.3
Total Brambles (including HQ)	4,522.0	4,318.2	4,420.1	4,293.2	4,244.2	4,268.7
Return on capital invested (annualised) (based on Underlying profit)						
CHEP Americas	12%	15%	14%	29%	24%	26%
CHEP EMEA	21%	26%	23%	23%	22%	23%
CHEP Asia-Pacific	17%	24%	21%	18%	20%	19%
Total CHEP	17%	20%	18%	25%	23%	24%
Recall	11%	15%	13%	11%	12%	12%
Total Brambles (including HQ)	15%	18%	17%	22%	20%	21%

Background information *(continued)*

US$ million Actual FX rates	1H10	2H10	FY10	1H09	2H09	FY09
Cash flow from operations						
CHEP Americas	139.8	145.9	285.7	116.9	150.1	267.0
CHEP EMEA	202.7	209.0	411.7	137.1	235.6	372.7
CHEP Asia-Pacific	35.7	58.4	94.1	(22.8)	32.6	9.8
Total CHEP	378.2	413.3	791.5	231.2	418.3	649.5
Recall	45.9	75.8	121.7	22.0	84.9	106.9
Total Brambles (including HQ)	400.3	482.0	882.3	220.8	501.6	722.4
Capital expenditure on property, plant & equipment (accruals basis)						
CHEP Americas	101.7	102.8	204.5	156.7	134.1	290.8
CHEP EMEA	84.7	88.5	173.2	136.0	98.4	234.4
CHEP Asia-Pacific	27.9	39.1	67.0	62.9	29.8	92.7
Total CHEP	214.3	230.4	444.7	355.6	262.3	617.9
Recall	18.1	35.7	53.8	21.1	31.3	52.4
Total Brambles (including HQ)	232.5	266.3	498.8	377.0	295.4	672.4
Depreciation of property, plant & equipment						
CHEP Americas	79.3	80.7	160.0	82.9	79.5	162.4
CHEP EMEA	83.9	76.9	160.8	83.2	78.2	161.4
CHEP Asia-Pacific	24.7	25.9	50.6	17.1	18.1	35.2
Total CHEP	187.9	183.5	371.4	183.2	175.8	359.0
Recall	16.9	16.8	33.7	16.2	16.0	32.2
Total Brambles (including HQ)	205.0	200.5	405.5	199.5	191.8	391.3
Capex/depreciation ratio						
CHEP Americas	1.3x	1.3x	1.3x	1.9x	1.7x	1.8x
CHEP EMEA	1.0x	1.2x	1.1x	1.6x	1.3x	1.5x
CHEP Asia-Pacific	1.1x	1.5x	1.3x	3.7x	1.6x	2.6x
Total CHEP	1.1x	1.3x	1.2x	1.9x	1.5x	1.7x
Recall	1.1x	2.1x	1.6x	1.3x	2.0x	1.6x
Total Brambles (including HQ)	1.1x	1.3x	1.2x	1.9x	1.5x	1.7x
Pallet numbers (millions) [1]						
CHEP Americas	99		94	104		103
CHEP EMEA	129		126	136		130
CHEP Asia-Pacific	18		18	18		18
Total CHEP	246		238	258		251
Carton numbers - Recall (millions)	91		93	86		88
BVA [2]						
CHEP Americas	9.4	28.7	38.1	83.1	55.4	138.5
CHEP EMEA	69.9	95.4	165.3	82.5	77.3	159.8
CHEP Asia-Pacific	7.8	20.4	28.2	11.3	14.9	26.2
Total CHEP	87.1	144.5	231.6	176.9	147.6	324.5
Recall	(6.5)	15.5	9.0	(7.1)	0.7	(6.4)
Total Brambles (including HQ)	71.0	144.4	215.4	159.2	138.2	297.4

[1] Shown gross, before provisions

[2] At fixed June 2009 exchange rates

Glossary

Actual rates
In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.

Average Capital Invested
Average Capital Invested (ACI) is a 12-month average of capital invested. Semi-annual average capital invested calculated as a 6 month average. Capital Invested is calculated as net assets before tax balances, cash and borrowings, but after adjustment for accumulated pre-tax Significant items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.

BIFR
Brambles Injury Frequency Rate (BIFR) is the sum of the total number of fatalities, lost-time injuries, modified duties and medical treatments, calculated per million worked hours.

BVA
Brambles Value Added (BVA) represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as:

- Underlying profit; plus
- Significant items that are part of the ordinary activities of the business; less
- Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.

Capital expenditure
Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.

Cash flow from operations
Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

Constant currency
In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.

Continuing operations
Continuing operations refers to CHEP, Recall and Brambles HQ.

Free cash flow
Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.

ROCI
Return on Capital Invested or ROCI is calculated as Underlying profit divided by Average Capital Invested.

Significant items
Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (for example, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit
Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 August 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

COPIES OF SLIDES FOR ANALYSTS' BRIEFING, SYDNEY

Attached are copies of slides to be presented by Brambles' Chief Executive Officer, Mr Tom Gorman, and Chief Financial Officer, Mr Greg Hayes, at an analyst briefing to be held in Sydney later today.

The slides and webcast of the briefing will be available on the Brambles' website at www.brambles.com.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary


Brambles



2010 full-year results presentation

19 August 2010

Discussion topics

Business update	Tom Gorman, CEO
FY10 results analysis	Greg Hayes, CFO
Outlook	
Looking forward – growth opportunities	Tom Gorman, CEO

Brambles

Business update

Tom Gorman, CEO

Brambles

Key messages

- Delivering on commitments
  - Quality improvement
  - Cost disciplines
  - Emerging market growth
- Stable, resilient business in volatile market conditions
  - Improvement in second-half performance
- Strong cash flow and balance sheet

4 Brambles

Financial highlights

US$M	FY10	FY09	% change (actual FX rates)	% change (constant currency)*
Sales revenue	4,146.8	4,018.6	3%	–
Statutory operating profit	724.5	718.2	1%	(3%)
Statutory profit after tax	443.9	434.0	2%	(1%)
Earnings per share (US cents)**	31.8	32.6	(2%)	(6%)

- Free cash flow after dividends US$344M, up US$202M
- Final dividend of 12.5 Australian cents per share

* Brambles calculates constant currency by translating results into US dollars at the exchange rates applicable during the prior corresponding period.

** Earnings per share includes discontinued operations.

Business unit highlights

- CHEP Americas
  - Achieving quality improvements
  - Positive sales momentum since Better Everyday
  - Improved operational controls


CHEP

- CHEP EMEA
  - Strong growth in developing regions
  - Continuing to win business in established regions
  - Restructuring savings flowing through
  - Ongoing focus on improving quality




CHEP

Business unit highlights (continued)

- CHEP Asia-Pacific
  - Australia resilient and growing
  - Strong growth in China and India
  - Ongoing efficiency focus


CHEP



- Recall
  - Robust profit growth
  - Strong sales pipeline
  - Improving margins and return on capital


recall™

7 Brambles

Better Everyday progress


CHEP

- Quality
  - 100% of network issues at US Plus specification
  - Strong customer feedback
- Ease of doing business
  - 70% of customers using Portfolio+Plus
  - Roll out of simplified invoice in Q1 of FY11
- Sales and marketing
  - 20+ new hires made; new structure in place
  - US$18M annualised net wins since introduction of program

8 Brambles

CHEP USA quality costs

CHEP

US$M	Component	FY10	FY11	FY12	Ongoing (per year)
October '09 forecast	Pre-Better Everyday	37	-	-	-
	Better Everyday fast-track	30	50	30	-
	Better Everyday ongoing	50	50	50	50
	Total	117	100	80	50
FY10 outcome/ revised forecast	**Total**	108.5	95	55	25
Reduction		**8.5**	**5**	**25**	**25**

9

Brambles

Business wins

Sales revenue value of business wins (US$M)

	Net new business*	FY10 annualised**
CHEP Americas	(9)	2
CHEP EMEA	30	39
CHEP Asia-Pacific	15	11
Recall	17	23
Brambles	**53**	**75**

* Net new business = change in sales revenue in the period resulting from business won or lost in the period and the previous 12 months. Net new business is calculated on a constant currency basis.

** Annualised = annualised value of business won and lost during the financial year

10

Brambles

Results analysis

Greg Hayes, CFO

Brambles

Results overview

	Actual	Constant currency		
	FY10 US$M	FY10 US$M	FY09 US$M	Growth %
Sales revenue	**4,146.8**	4,015.4	4,018.6	–
Underlying profit	**733.4**	703.4	900.6	(22)
Statutory operating profit	**724.5**	694.0	718.2	(3)
Profit before tax	**614.9**	585.9	597.3	(2)
Profit after tax	**443.9**	427.6	434.0	(1)
Statutory EPS* (cents)	**31.8**	30.6	32.6	(6)
Cash flow from operations	**882.3**	856.2	722.4	19
Brambles Value Added		215.4	297.4	

* Includes discontinued operations

12 Brambles

Significant items

Actual rates	FY10 US$M	FY09 US$M
Underlying profit	**733.4**	**900.6**
Items within ordinary activities, but unusual due to size and nature:		
CHEP USA pallet quality program	-	(77.4)
Walmart net transition impact	-	(29.0)
Items outside the ordinary course of business:		
Accelerated scrapping of surplus pallets	2.5	(99.0)
Facilities and operations rationalisation	(11.4)	(54.3)
Foreign exchange gain on capital repatriation	-	77.3
Subtotal	**(8.9)**	**(182.4)**
Statutory operating profit	**724.5**	**718.2**

13

Brambles


CHEP
Brambles

CHEP – overview by region

US$M	Actual FY10	Constant FY10	Constant FY09	Growth %
Americas	**1,533.6**	1,510.3	1,556.9	(3)
EMEA	**1,482.6**	1,470.8	1,452.6	1
Asia-Pacific	**390.9**	334.4	323.4	3
Sales revenue	**3,407.1**	**3,315.5**	**3,332.9**	**(1)**
Statutory operating profit	**637.9**	**609.1**	**573.4**	**6**
Profit margin (%)	**19**	**18**	**17**	

Growth % calculated on constant currency basis

15 Brambles



Americas – sales revenue
CHEP
US$M
1,557
(24)
(14)
(9)
1,510
FY09
Price, mix
Organic volume
Net new business
FY10
All numbers are calculated at constant currency
16
Brambles


Americas – sales revenue highlights
CHEP
US$M, actual rates
58
1,471
Growth vs. FY09
USA ↓ 5%
Canada ↑ 3%
Latin America ↑ 5%
Other ↑ 5%
Pallets 96%
RPC <1%
Automotive <1%
Other 4%
Growth % calculated on constant currency basis
17
Brambles


Americas – statutory operating profit
CHEP
US$M
229
(42)
(108)
(43)
(13)
204
227
FY09
Vol, price, mix
Better Everyday
Direct costs
Other
Significant items
FY10
All numbers are calculated at constant currency
18
Brambles



EMEA – sales revenue
CHEP
US$M
1,453
11
(23)
30
1,471
FY09
Price, mix
Organic volume
Net new business
FY10
All numbers are calculated at constant currency
19
Brambles



EMEA – sales revenue highlights
CHEP
US$M, actual rates
12
99
109
1,263
Pallets 85%
RPC 7%
Automotive 7%
Other 1%
Growth vs. FY09
UK & Ireland 0%
Iberia 3%
France 2%
CEE 25%
MEA 12%
Other 2%
Growth % calculated on constant currency basis
20
Brambles


EMEA – statutory operating profit
CHEP
US$M
287
(1)
(18)
13
2
36
319
FY09
Vol, price, mix
Quality
Direct costs
Other
Significant items
FY10
All numbers are calculated at constant currency
21
Brambles


Asia-Pacific – sales revenue
CHEP
US$M
323
8
(12)
15
334
FY09
Price, mix
Organic volume
Net new business
FY10
All numbers are calculated at constant currency
22
Brambles


Asia-Pacific – sales revenue highlights
CHEP
US$M, actual rates
33
26
63
269
Growth vs. FY09
Australia 1%
NZ 1%
China 77%
Other 31%
Pallets 69%
RPC 16%
Automotive 7%
Other 8%
Growth % calculated on constant currency basis
23
Brambles


Asia-Pacific – statutory operating profit
CHEP
US$M
58
3
(1)
3
63
FY09
Vol, price, mix
Direct costs
Significant items
FY10
All numbers are calculated at constant currency
24
Brambles


Recall
Brambles

Recall – overview

recall

US$M	Actual FY10	Constant FY10	Constant FY09	Growth %
Americas	**335.3**	326.1	313.3	4
Europe	**188.7**	187.4	188.9	(1)
RoW	**215.7**	186.4	183.5	2
Sales revenue	**739.7**	**699.9**	**685.7**	**2**
Statutory operating profit	**123.1**	**114.0**	**95.9**	**19**
Profit margin (%)	**17**	**16**	**14**	

Growth % calculated on constant currency basis

26

Brambles


Recall – sales revenue
recall
US$M
686
8
(11)
17
700
FY09
Price, mix
Organic vol
Net new business
FY10
All numbers are calculated at constant currency
27
Brambles


Recall – sales revenue by service line
recall
US$M, actual rates
73
146
521
DMS 70%
SDS 20%
DPS 10%
Growth vs. FY09
DMS ↑ 4%
SDS ↓ 4%
DPS ↓ 1%
2H Growth vs. 2H09
DMS ↑ 5%
SDS ↑10%
DPS ↓ 3%
Growth % calculated on constant currency basis
28
Brambles


Recall – statutory operating profit
recall
US$M
96
11
8
(8)
7
114
FY09
Vol, price, mix
Direct costs
Other
Significant items
FY10
All numbers are calculated at constant currency
29
Brambles


Cash flow and finance
Brambles

Cash flow strength

US$M actual rates	FY10	FY09	Change
EBITDA	**1,177.4**	**1,212.6**	**(35.2)**
Capital expenditure	**(496.5)**	(683.8)	187.3
Proceeds from disposals	**88.0**	104.6	(16.6)
Working capital movement	**14.7**	25.8	(11.1)
Irrecoverable pooling equipment provision	**111.2**	97.8	13.4
Provisions / other	**(12.5)**	(34.6)	22.1
Cash flow from operations	**882.3**	**722.4**	**159.9**
Significant items outside ordinary activities	**(52.1)**	(49.9)	(2.2)
Cash flow from operations (incl. Significant items)	**830.2**	**672.5**	**157.7**
Financing costs and tax	**(281.6)**	(253.0)	(28.6)
Free cash flow	**548.6**	**419.5**	**129.1**
Dividends paid	**(204.5)**	(277.6)	73.1
Free cash flow after dividends	**344.1**	**141.9**	**202.2**

Financial position

Actual rates	Jun 10	Jun 09
Net debt (US$M)	1,759.3	2,143.4
Gearing* (%)	51.9	60.0

Actual rates	FY10	FY09	Covenants
EBITDA/ net finance costs (x)**	10.7	10.0	3.5 (min)
Net debt/ EBITDA (x)	1.5	1.8	3.5 (max)

- Undrawn committed credit facilities of US$1,946.6M
- Inaugural US 144A bond issue of US$750M

* Net debt to net debt plus equity
** EBITDA defined as operating profit from continuing operations after adding back depreciation and amortisation and Significant items outside ordinary activities


Outlook
Brambles

Outlook

- FY11 guidance, subject to unforeseen circumstances and ongoing economic uncertainty
  - Sales growth in all business units
  - Continued quality investment, storage cost
  - Statutory operating profit: US$740M to US$780M*
  - Interest cost approximately US$115M
  - Lower ongoing tax rate of approximately 28%

* Guidance provided at 30 June 2010 exchange rates. Applying this rate throughout FY10 would give a comparable statutory operating profit of US$693 million.

34 Brambles

Looking forward – growth opportunities

Tom Gorman, CEO

Brambles

Core strengths

CHEP

- Global footprint
- Local networks
- Intellectual property
- Customer franchises
- Financial position

36

Brambles

Current initiatives



- Geographic expansion
  - Emerging markets
- CHEP USA continuous improvement
  - Small and mid-sized company opportunity
- Product scope expansion
- Global growth platforms
  - Automotive
  - LeanLogistics

Emerging markets

CHEP

- China and India
  - FY10 sales revenue up 92%
- Latin America
  - FY10 sales revenue up 7%
  - Brazil and Argentina strong
- Central & Eastern Europe
  - FY10 sales revenue up 24%
  - Unilever, P&G agreements in Turkey

92%

7%

24%

Growth % shown at actual FX rates


CHEP USA pallet opportunity
CHEP
Total pallet opportunity US$9.5BN
"Addressable" pooled 48x40 opportunity US$2.3BN
CHEP Penetration US$1.1BN
Other poolers <10% of addressable
Source: Brambles internal estimates, June 2010
39
Brambles


SME customer penetration
CHEP
40
Brambles

CHEP USA – contracts won and lost in FY10

	Annualised sales revenue impact (US$M)			
Issue volumes	Pre-Better Everyday	Post-Better Everyday	Total	# contracts won
<100K	8.7	20.8	29.5	1,032
100K-250K	1.4	5.2	6.6	16
250K-500K	0.2	4.6	4.8	5
500K-1M	-	11.4	11.4	4
1M+	-	9.6	9.6	1
Total wins	10.3	51.6	61.9	1,058
Losses	(43.9)	(33.6)	(77.5)	(37)
Net	**(33.6)**	**18.0**	**(15.6)**	**1,021**

Expanding product scope



- Outside of full-size pallets, CHEP is under-penetrated in other pooled platforms in all regions
  - Alternative pallet sizes
  - Reusable plastic containers
  - Intermediate bulk containers
  - Automotive
  - Other services
- The opportunity for expansion is potentially worth US$12BN in CHEP USA alone
- Global project established to pursue new business opportunities in all regions and platforms

41 Brambles

Served sectors – USA



CHEP
Opportunity and penetration estimate
~US$12BN
~US$1.1BN
Transport (1%)
Auto
Industrial
FMCG
Fresh
13%
13%
25%
48%
5%
60%
33%
Market
CHEP
~US$12BN
~US$1.1BN
Other
Auto
IBCs
Plastic bins
RPCs
Pallets
16%
11%
19%
11%
23%
20%
100%
Market
CHEP

Source: Brambles internal estimates, June 2010

42 Brambles


Served sectors – Australia
CHEP
Opportunity and penetration estimate
~US$1BN
~US$0.3BN
Transport (5%)
Auto
Industrial
FMCG
Fresh
6%
17%
41%
31%
18%
6%
22%
30%
24%
Market
CHEP
~US$1BN
~US$0.3BN
Other
Auto (4%)
IBCs
Plastic bins
RPCs
Pallets
18%
15%
10%
15%
38%
6%
6%
4%
5%
11%
68%
Market
CHEP
Source: Brambles internal estimates, June 2010
43
Brambles

Automotive opportunity


CHEP

- Industry restructuring driving outsourcing
  - CHEP's core value proposition: help customers lower total supply chain costs through the use of returnable packaging
- Unique intellectual property in design of packaging and systems
- Opportunities
  - Penetrate major producing countries: especially USA, China
  - Tap into growth in emerging regions
  - Increase leverage to international flows

44

Brambles


Intercontinental automotive flows
CHEP
CHEP automotive penetration vs. assessed opportunity
Light vehicle production, USA, 2016*: 10M
EMEA
FY10 sales revenue: US$99M
Containers: 11M
Light vehicle production, China, 2016*: 16M
Americas
FY10 sales revenue: US$3M
Containers: <100k
Intercontinental flow: US$19.8 BN**
Intercontinental flow: US$29.0BN**
Asia Pacific
FY10 sales revenue: US$26M
Containers: 2M
Intercontinental flow: US$26.5BN**
* Source: JD Power & Associates
** Source: International Trade Centre – TradeMap (www.trademap.com)
45
Brambles

Global LeanLogistics opportunity



- Growth
  - 32% increase in sales revenue since 2008 acquisition by Brambles
- Key strategies
  - USA expansion
  - New geography development: Brazil, Canada, Australia, Europe
  - Conversion of CHEP global logistics network
  - Integrated CHEP/LeanLogistics service offerings
- Value proposition
  - Reduced costs and improved service levels for manufacturers, retailers and food service providers

46 Brambles


Myth of the "paperless office"
recall
Six key growth drivers:
Regulation and oversight
Outsourcing
Identity theft and privacy concerns
Corporate sustainability
Globalisation
Digitisation
1975: Xerox introduces the concept of a paperless office*
"... the use of paper in business for records and correspondence should be declining by 1980, 'and by 1990, most record-handling will be electronic'."**
Global physical document management opportunity***
6%
28%
66%
Recall
Competitors
Unvended
* "The Office of the Future", June 30, 1975, BusinessWeek
** Todd McIndoo, "Paperless Office in Perspective, May 23, 2009, www.thefreelibrary.com/id=1073955911
*** Bain Consulting
47
Brambles


The bridge between paper and digital
recall
Explosion of data presents opportunities:
Specialised business process outsourcing
Emerging technology to augment existing services
Other complementary services
Digital
Size is not measurable; new solutions come to market every day
Physical
67% unvended
48
Brambles

Summary

- Solid result, strong financial position
- CHEP opportunities
  - Global footprint
  - CHEP USA growth momentum
  - Product and platform expansion
  - Global automotive
  - LeanLogistics
- Recall opportunities
  - Strong growth in underlying business
  - Bridging paper and digital

49

Brambles


Q&A
Brambles





2010 full-year results

Analyst presentation

19 August 2010

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

52 Brambles

Contact details

Cathy Press
Group Vice President, Capital Markets
cathy.press@brambles.com
+61 2 9256 5241
+61 419 290 745

James Hall
Director, Investor Relations & External Communications
james.hall@brambles.com
+61 2 9256 5262
+61 401 524 645


Appendices
Brambles

Appendix 1

Glossary of terms and measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.
Brambles Value Added (BVA)	Brambles Value Added (BVA) represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as: • Underlying profit; plus • Significant items that are part of the ordinary activities of the business; less • Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.
Capital expenditure (capex)	Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.
Cash flow from operations	Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.
Constant currency	Constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.

Appendix 1

Glossary of terms and measures (continued)

Except where noted, common terms and measures used in this document are based upon the following definitions:

Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.
EPS	Profit after tax, minority interests and Significant items, divided by shares in issue.
Free cash flow	Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.
Sales revenue	Excludes revenues of associates and non trading revenue.
Shares in issue	Based on weighted average shares in issue of 1,411.3M in FY10; 1,388.3M in FY09.
Significant items	Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and: • outside the ordinary course of business (e.g. gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or • part of the ordinary activities of the business but unusual due to their size and nature.
Underlying profit	Underlying profit is profit from continuing operations before finance costs, tax and Significant items.


Appendix 2A
CHEP USA – plant operations and transportation trends
CHEP
Plant cost ratio*
(Plant costs / Sales)
45%
40%
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
Transportation cost ratio
(Transportation costs / Sales)
33%
28%
23%
18%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
* FY08, FY09 and FY10 costs include the Quality and Better Everyday Program.
57
Brambles


Appendix 2B
CHEP USA – productivity trends
CHEP
Control ratio
(Returns + Recoveries / Total issues)
100%
98%
96%
94%
92%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
New equipment issue ratio
(Pallets purchased / Total issues)
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
58
Brambles


Appendix 3A
CHEP Europe – plant operations and transportation trends
CHEP
Plant cost ratio
(Plant costs / sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
Transportation cost ratio
(Transportation costs / sales)
28%
24%
20%
16%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
Major pallet sizes (B1210A and B1208A only)
59
Brambles


Appendix 3B
CHEP Europe – productivity trends
CHEP
Control ratio
(Returns + Recoveries / Total issues)
98%
96%
94%
92%
90%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
New equipment issue ratio
(Pallets purchased / Total issues)
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
Major pallet sizes (B1210A and B1208A only)
60
Brambles

Appendix 4

Currency mix

FY10 Currency mix at Actual FX rates

US$M	Total	USD	EUR	GBP	AUD	Other
Sales revenue	**4,146.8**	1,366.2	1,058.1	395.4	501.6	825.5
Statutory operating profit	**724.5**	127.0	198.1	86.7	97.3	215.4
Net debt [1]	**1,759.3**	1,581.2	266.8	(130.0)	34.3	7.0

[1] Net debt shown after adjustments for impact of financial derivatives

Appendix 5

Effective tax rate

Actual rates	FY10 US$M		FY09 US$M	
	Statutory	Underlying	Statutory	Underlying
Profit before tax	614.9	623.8	597.3	779.7
Tax expense	171.0	173.6	163.3	245.4
Tax rate	**27.8%**	**27.8%**	**27.3%**	**31.5%**

Appendix 6

Credit facilities and debt profile

US$BN

Maturity	Type	Committed facilities	Debt drawn	Headroom
< 12 months	Bank	0.3	0.2	0.1
1 – 2 years	Bank/144A[1]/USPP[2]	0.8	0.3	0.5
2 – 3 years	Bank	0.7	0.1	0.6
3 – 4 years	Bank	0.9	0.2	0.7
4 – 5 years	144A[1]/USPP[2]	0.4	0.4	-
> 5 years	144A[1]/USPP[2]	0.7	0.7	-
Total		**3.8**	**1.9**	**1.9**

[1] US 144A bonds
[2] US Private Placement

Appendix 7

Capital expenditure breakdown


US$M Actual rates
497
2
499
54
54
391
41
350
Pallets
Containers
Other
22%
8%
70%
FY10 Cash
Accrual Movement
FY10 Additions
Recall
Land and P&E
Pooling
Containers
Pallets


Appendix 8
Paper prices – North America
recall
US$M Actual rates
Price per ton
250
210
170
130
90
50
Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09 Sep-09 Dec-09 Mar-10 Jun-10
65
Brambles


Appendix 9
CHEP – sales revenue by service line
CHEP
US$M, actual rates
101
128
174
3,004
Pallets 88%
RPC 5%
Automotive 4%
Other 3%
Growth vs. FY09
Pallets ↓1%
RPC ↑8%
Automotive ↓6%
Other ↑2%
2H Growth vs. 2H09
Pallets ↑1%
RPC ↑1%
Automotive ↑7%
Other ↑12%
Growth % calculated on constant currency basis
66
Brambles

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 August 2010

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

Brambles Limited – Investor Information Pack

I enclose an investor information pack which will be presented to investors over the next six months.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Brambles

Investor Information Pack

August 2010



$4.98 kg
$4.98 kg

Contact details

For additional information, contact:

Cathy Press
Group Vice President, Capital Markets
cathy.press@brambles.com
+61 (2) 9256 5241
+61 (0) 419 290 745 (mobile)

James Hall
Manager, Investor Relations & Corporate Affairs
james.hall@brambles.com
+61 (2) 9256 5262
+61 (0) 401 524 645 (mobile)

or visit our website www.brambles.com

Index

Company profile

- Leading global provider of supply chain and information management solutions
- Group's primary businesses CHEP and Recall
- Operates in 47 countries
- Over 12,000 employees
- Listed on the Australian Securities Exchange
- Total assets of US$4.9 billion as at 30 June 2010

Two primary businesses

CHEP®

- CHEP is the leader in pallet and container pooling services
- Partners with customers to develop pooling solutions that ensure reduced product damage, offer enhanced delivery efficiencies, eliminate waste and cut supply chain costs
- Customers primarily in FMCG, produce, meat, beverages, raw materials, home improvement and automotive industries
- Handling the world's most important products. Everyday.

recall™

- Recall is a leader in the management of information throughout its life cycle
- One stop, end to end, information management solution
- Provides secure storage, retrieval and destruction of digital and physical information
- Focus on transaction intensive market segment such as banking and finance, insurance, legal, health care, retailing and government

Executive Leadership Team


Tom Gorman
Chief Executive Officer
Joined Brambles in 2008
Greg Hayes
Chief Financial Officer
Joined Brambles in 2009
Nick Smith
Group Senior Vice Prsident, Human Resources
Joined Brambles in 2007
Jasper Judd
Group Senior Vice President and Head of Innovation
Joined Brambles in 2002
Kevin Shuba
Group SVP & Customer Development Officer
Joined Brambles in 1996
Jim Infinger
Group Senior Vice President and Chief Information Officer
Joined Brambles in 2009
Jim Ritchie
Group President, CHEP Americas
Joined Brambles in 2009
Dolph Westerbos
Group President, CHEP EMEA
Joined Brambles in 2010
Peter Mackie
Group President, Asia-Pacific
Joined Brambles in 2001
Elton Potts
President & Chief Operating Officer Recall
Joined Brambles in 2002

2010 sales revenue – by business unit

Business	Sales (US$M)
CHEP	3,407
Recall	740
TOTAL	**4,147**





18%
9%
37%
36%
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall

*all numbers are at actual exchange rates

2010 sales revenue – by service

*all numbers are at actual exchange rates



18%
2%
4%
3%
73%

Recall

Revenue US$740M

Cartons 93M

Intermediate Bulk Containers (IBC) & Catalyst and Chemical Containers (CCC) & Other

Revenue US$101M

Containers 1M





Reusable Plastic Containers (RPC)

Revenue US$174M

Containers 43M



Pallet Pooling

Revenue US$3,004M

Pallets 238M



Automotive Containers

Revenue US$128M

Containers 13M




CHEP
CHEP
SAS 20

Products – not just pallets


CHEP

Pallets	Intermediate Bulk Containers	Reusable Plastic Containers	Automotive Containers





Customer value proposition

CHEP

- Consistent quality pallets and containers
- Availability
- Reduced product damage
- Eliminate pallet purchases, exchange and repair
- Reduced transportation and handling
- Competitive pricing
- Improved employee and customer safety
- Environmental sustainability

CHEP'S asset base

CHEP

Pooling equipment book value @ 30 June 2010 = US$2.6BN


RPC 5%
Auto 3%
Other 1%
Pallets 91%

Growth opportunities

CHEP



Mature
Growth
Developing

How pallet pooling works




Service centre
Service centre
Manufacturer
(Emitter - E)
Retailer
(Distributor - D)

Service Centre	Manufacturer / Emitter	Retailer / Distributor	Service Centre
1. CHEP issues ready-for-use pallets to manufacturers and growers for use and movement through the supply chain.	2. Upon receipt of CHEP equipment, manufacturers and growers load their products and ship them through the supply chain using a CHEP pallet.	3. At the end of the supply chain, the receiving retailer or distributor off-loads the goods and returns the CHEP pallets empty to the nearest CHEP service centre or TPM location or CHEP arranges collections.	4. CHEP inspects and repairs all returned pallets, if necessary, to ensure they meet our quality standards. These pallets are then made ready-for-use and the cycle starts again.

Pallet pooling model physical flows

CHEP

One way trip
(e.g. USA)



CHEP Plant
1
Manufacturer
2
Retailer
3

1. Pallet issued and delivered by CHEP to manufacturer
2. Goods shipped on pallet
3. Pallets returned from retailer to the plant for inspection and repair if necessary

Exchange
(e.g. UK)



CHEP Plant
1
Manufacturer
2
3
Transporter
2
3
Retailer

1. Pallet issued by CHEP to manufacturer or intermediary
2. Goods shipped on pallet
3. Pallet under load exchanged for an empty pallet at point of delivery
   Surplus or damaged pallets returned to the plant for inspection and repair if necessary

Transfer hire
(e.g. Australia)



CHEP Plant
1
Manufacturer
2
3
Transporter
2
3
Retailer

1. Pallet issued by CHEP to manufacturer or intermediary
2. Goods shipped on pallet
3. Pallet transferred between accounts of manufacturers, retailers & transporters as goods are delivered and empty pallets are transferred for re-use
   Surplus or damaged pallets returned to the plant for inspection and repair if necessary

Pallet pricing architecture

CHEP

		One way	Exchange	Transfer hire
Issue fee	Fee for issue of a quality assured pallet from a CHEP service centre	✓	✓	✓
Daily hire fee	Fee for each day that a customer uses or remains responsible for a pallet	✓	✓	✓
Transfer fee	Fee for use as pallet transfers into a retail channel	✓	✓	✗
Movement fee	Fee levied per movement under load prior to return to CHEP	✗	✓	✗
Transport fee	Pallet delivery and/or collection fees	✓	✓	✓
Administrative fee	Fees for lost equipment and/or late declaration	✓	✓	✓

* Note: The above illustrates the principal pricing structure across CHEP. It does not explain all fees.

One way trip (e.g. USA)


CHEP

CHEP Plant → (1) → Manufacturer → (2) → Retailer → (3) → CHEP Plant

- Issue fees are the prime source of revenue
- Issue volume is a proxy for revenue
- Customer taking the issue pays

Main revenue stream

Issue fee – for issue of a pallet from a CHEP service centre

Exchange (e.g. UK)


CHEP


CHEP
Plant
1
Manufacturer
2
3
Transporter
2
3
Retailer

- Movement fees are the prime sources of revenue
- Number of movements and average volume of pallets in the field are proxies for revenue
- Primarily manufacturers and transporters pay
- "Managed Recovery" variation

Main revenue stream

Movement fee – levied per movement under load

Transfer hire (e.g. Australia)




CHEP
Plant
1
Manufacturer
2
3
Transporter
2
3
Retailer

- Daily fees are the prime source of revenue
- Average volume of pallets in the field is a proxy for revenue
- All market participants pay

Main revenue stream

Daily fee – for each day a pallet is used by a customer

Total Pallet Management (TPM)




CHEP
Plant
1
Manufacturer
ETPM
2
3
DTPM
Retailer

- Optimising transport activity and equipment moves within the network
- Possibility to reduce empty hauls between specific manufacturer and retailer
- Improved communication and coordination between customer and CHEP
- Promotes on time delivery and supply
- Reduction in daily inventory carried
- Minimises administration associated with pallets

Pallet life cycle: accounting perspective

New pallets
Pallets ready for issue
Pallets repaired
Pallets assessed
Manufacturer
Retailer
LEGEND
pallet flows

*Deemed irrecoverable from an accounting perspective at a specific point in time

Pallet life cycle: key drivers


CHEP

- Sales growth
- Asset turns
- Transport costs
- Plant costs
- Asset management costs
  - recovery
  - depreciation
  - IPEP expense

Asset management – accounting for pallets deemed irrecoverable


CHEP

- Pallets that cannot be accounted for at a particular location at a specific point in time are deemed 'irrecoverable' from an accounting perspective
- Two types of irrecoverable pallets

Compensatable

- Via individual contract (varies by customer and region)
- On receipt of compensation the Net Book Value (NBV) and pallet numbers are written off
- Partially offsets gross replacement capex (varies across time, region and customer)

Uncompensatable

- Built into cost and pricing structure
- NBV of potential unaccounted for pallets is provided through the Irrecoverable Pooling Equipment Provision (IPEP)
- Pallet numbers are written off on audit completion

In both cases irrecoverable pallets have to be replaced.

'Unaccounted for' pallets represents ~9-10% pa of the pallet pool.

Irrecoverable Pooling Equipment Provision (IPEP)


CHEP

- Irrecoverable Pooling Equipment Provision Expense
  - Reflects the cost to CHEP in the period of known and estimated uncompensatable irrecoverable pallets at a particular point in time
  - Includes pallets that are unaccounted for due to:
    - A distributor that does not have a contractual agreement with CHEP
    - The result or anticipated result of an audit where it is known unaccounted for pallets will not be compensated
  - Uncompensatable pallets are written off against the provision
- IPEP is determined with reference to historical statistical data, audit outcomes, KPIs and management estimates which all require judgement

Cost structure and key profit drivers

CHEP

Management accounts

for the year ended 30 June 2010

	US$ / %
Sales revenue	100
Transport costs	(19)
Plant operations	(33)
Depreciation	(11)
Net gains on disposals of PPE	1
IPEP expense	(3)
Other operating expenses	(16)
Operating profit	19

Note: numbers are indicative only.

Impact on financial statement


CHEP

	Income statement	Balance sheet	Cash flow statement
Asset purchase	-	Property, Plant and Equipment / Trade payables	Purchases of Property, Plant & Equipment
Fees	Sales revenue	Trade receivables	Receipts from customers
Direct costs – plant costs, transport costs	Operating expenses. No direct link between management account definition and note 5 (b)	Trade payables	Payments to suppliers and employees
Fuel surcharge	Other operating income	Trade receivables	Offset to payments to suppliers
White wood sales	Other operating income	Trade receivables	Offset to payments to suppliers
Direct cost - Depreciation	Operating expenses - Depreciation	Property, Plant and Equipment	-
Compensatables	Net gains on disposal of property plant and equipment	Property, Plant and Equipment	Proceeds of property, plant and equipment
Assets scrapped	Net gains on disposal of property plant and equipment	Property, Plant and Equipment	Proceeds of property, plant and equipment
Uncompensatables	Operating expenses – IPEP expense	Property, Plant and Equipment	-


Capex – cash to book – FY10
US$M actual exchange rates
497
2
499
54
54
391
41
350
FY10 Cash
Accrual movement
FY10 additions
Recall
Land and P&E
Pooling
Containers
Pallets
Book Capex
27
CHEP
Brambles

Pallet numbers

CHEP



Pallets (millions)
300
250
200
150
100
50
0
230
16
127
87
237
16
128
93
242
16
126
100
251
18
132
101
251
18
130
103
238
18
126
94
FY05
FY06
FY07
FY08
FY09
FY10
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific

Pallet numbers are shown gross, before provisions

Guide to estimating pallet expenditure*



	Example of capex
▪ Assume the pallet pool consists of 250M pallets	
▪ Assume average pallet price for example: US$20	
▪ Assume growth rate for example: 4% of the pool or 10M pallets	~US$200M
▪ Assume replacement rate for example: 10% of the pool or 25M pallets	~US$500M
▪ Therefore capex required US$700M	~US$700M

* Note: This is a hypothetical example only

Book capex/depreciation – FY10



- Pallets are ~76% of the net carrying amount of plant and equipment

Capex and depreciation underlying ratio

$$\frac{\text{Pallet Capex}}{\text{Pallet depreciation + IPEP + NBV of compensatable pallets}}$$

Example:

$$\frac{\text{US\$350M}}{\text{US\$287M + US\$111M + (US\$58M} \times \text{76\%)}}$$

Book capex/(Depreciation + IPEP + NBV) for pallets


CHEP

Capex / DIN (times)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1.2
0.2
1.0
1.3
0.3
1.0
1.0
1.0
0.8
0.8
FY07
FY08
FY09
FY10
Growth
Replacement

Control ratio and asset management


CHEP

- Internally used to measure asset management in the one way trip pooling model
- (Pallet returns + recoveries) / total issues
- A lower control ratio drives higher replacement capex (assuming that the pool is stable)
- Limitations to use
  - does not take into account growth
  - represents asset control between two selected points in time

Example

In a stable environment, a control ratio of 97% equates to 'unaccounted for' pallets of 3%. In a pool with 3 asset turns per annum this calculates to 9% of the pallets in the pool per annum being 'unaccounted for' (i.e. 3% x 3 turns)

Pallet audit process



- In addition to monitoring plant operations using KPIs, CHEP regularly conducts physical audits to validate pallet quantities at customer locations
- Adjustments to pallet holdings are made once audits are reconciled and finalised. This can take some months

Note

CHEP

CHEP maintains ownership of all its pallets and other pooling equipment even when such assets may physically be in the hands of manufacturers, retailers, pallet recyclers or others.

Notwithstanding the accounting treatment and perspective, which requires certain provisions to be made for pooling equipment deemed irrecoverable, CHEP at no time forfeits its ownership rights with respect to any CHEP pallets or other pooling equipment.


recall™
Your Information. Securely Managed.

Recall

Brambles

Information management

recall™

- Global leader in document and information management
- Operations in over 300 facilities in 23 countries
- Approximately 5,000 employees working for nearly 80,000 customers
- Effectively manages customers' information throughout its lifecycle
- Headquarters in Atlanta, Georgia (USA)


recall
recall
recall
1.866.RECALL 5
Document carton

Services

recall™



Document Management Solutions (DMS)

- Secure indexing, storage, image capture and retrieval of physical and digital documents



Secure Destruction Services (SDS)

- Confidential destruction of sensitive documents, other media and items of high intrinsic value



Data Protection Services (DPS)

- Secure off-site storage, rotation, protection and recovery of multi-media data


recall

Recall's shredder trucks destroy paper documents on-site

Specialised logistics processes

recall™

STORAGE



Documents placed in cartons
TRANSFER
Cartons coded according to contents
INVENTORY
Transport to Information Center
recall
TRANSPORT
Storage
Delivery
Physical Inventory
Internet Inventory
ENTRANCE TO INFORMATON CENTER

SEARCH & RETRIEVAL



Search Trace
Request for Search
REQUESTS
Location of Document
LOCATION IDENTIFICATION
recall
DELIVERY

The Recall advantage

recall™

Security

- Safety
- Fire Prevention
- Risk Mitigation
- Security Breach Protocol
- Ongoing Training

Efficiency

- CARTONS Model
- Standard Operating Procedures
- Benchmarking & Best Practices
- Innovation/RFID
- IMPACT

Peace of mind

Customer Satisfaction

- Perfect Order
- Global Footprint
- Global Operating Platform
- Menu of Service
- Third Party Validation

Sustainability

- Environment
- Financial Strength & Stability
- Business Excellence



Brambles

2010 full-year results presentation

19 August 2010




HYSTER

Discussion topics

Business update	Tom Gorman, CEO
FY10 results analysis	Greg Hayes, CFO
Outlook	
Looking forward – growth opportunities	Tom Gorman, CEO

Business update

Tom Gorman, CEO

Brambles

Key messages

- Delivering on commitments
  - Quality improvement
  - Cost disciplines
  - Emerging market growth
- Stable, resilient business in volatile market conditions
  - Improvement in second-half performance
- Strong cash flow and balance sheet

Financial highlights

US$M	FY10	FY09	% change (actual FX rates)	% change (constant currency)*
Sales revenue	4,146.8	4,018.6	3%	–
Statutory operating profit	724.5	718.2	1%	(3%)
Statutory profit after tax	443.9	434.0	2%	(1%)
Earnings per share (US cents)**	31.8	32.6	(2%)	(6%)

- Free cash flow after dividends US$344M, up US$202M
- Final dividend of 12.5 Australian cents per share

* Brambles calculates constant currency by translating results into US dollars at the exchange rates applicable during the prior corresponding period.

** Earnings per share includes discontinued operations.

Business unit highlights

- CHEP Americas
  - Achieving quality improvements
  - Positive sales momentum since Better Everyday
  - Improved operational controls


CHEP

- CHEP EMEA
  - Strong growth in developing regions
  - Continuing to win business in established regions
  - Restructuring savings flowing through
  - Ongoing focus on improving quality


CHEP

Business unit highlights (continued)

- CHEP Asia-Pacific
  - Australia resilient and growing
  - Strong growth in China and India
  - Ongoing efficiency focus


CHEP

- Recall
  - Robust profit growth
  - Strong sales pipeline
  - Improving margins and return on capital


recall™

Better Everyday progress


CHEP

- Quality
  - 100% of network issues at US Plus specification
  - Strong customer feedback
- Ease of doing business
  - 70% of customers using Portfolio+Plus
  - Roll out of simplified invoice in Q1 of FY11
- Sales and marketing
  - 20+ new hires made; new structure in place
  - US$18M annualised net wins since introduction of program

CHEP USA quality costs


CHEP

US$M	Component	FY10	FY11	FY12	Ongoing (per year)
October '09 forecast	Pre-Better Everyday	37	-	-	-
	Better Everyday fast-track	30	50	30	-
	Better Everyday ongoing	50	50	50	50
	Total	117	100	80	50
FY10 outcome/ revised forecast	**Total**	108.5	95	55	25
Reduction		**8.5**	**5**	**25**	**25**

Business wins

Sales revenue value of business wins (US$M)

	Net new business*	FY10 annualised**
CHEP Americas	(9)	2
CHEP EMEA	30	39
CHEP Asia-Pacific	15	11
Recall	17	23
Brambles	**53**	**75**

* Net new business = change in sales revenue in the period resulting from business won or lost in the period and the previous 12 months. Net new business is calculated on a constant currency basis.

** Annualised = annualised value of business won and lost during the financial year

Results analysis

Greg Hayes, CFO

Brambles

Results overview

	Actual	Constant currency		
	FY10 US$M	FY10 US$M	FY09 US$M	Growth %
Sales revenue	**4,146.8**	4,015.4	4,018.6	–
Underlying profit	**733.4**	703.4	900.6	(22)
Statutory operating profit	**724.5**	694.0	718.2	(3)
Profit before tax	**614.9**	585.9	597.3	(2)
Profit after tax	**443.9**	427.6	434.0	(1)
Statutory EPS* (cents)	**31.8**	30.6	32.6	(6)
Cash flow from operations	**882.3**	856.2	722.4	19
Brambles Value Added		215.4	297.4	

* Includes discontinued operations

Significant items

Actual rates	FY10 US$M	FY09 US$M
Underlying profit	**733.4**	**900.6**
Items within ordinary activities, but unusual due to size and nature:		
CHEP USA pallet quality program	-	(77.4)
Walmart net transition impact	-	(29.0)
Items outside the ordinary course of business:		
Accelerated scrapping of surplus pallets	2.5	(99.0)
Facilities and operations rationalisation	(11.4)	(54.3)
Foreign exchange gain on capital repatriation	-	77.3
Subtotal	**(8.9)**	**(182.4)**
Statutory operating profit	**724.5**	**718.2**


CHEP

Brambles

CHEP – overview by region

CHEP

	Actual	Constant		
US$M	**FY10**	**FY10**	**FY09**	**Growth %**
Americas	**1,533.6**	1,510.3	1,556.9	**(3)**
EMEA	**1,482.6**	1,470.8	1,452.6	**1**
Asia-Pacific	**390.9**	334.4	323.4	**3**
Sales revenue	**3,407.1**	**3,315.5**	**3,332.9**	**(1)**
Statutory operating profit	**637.9**	**609.1**	**573.4**	**6**
Profit margin (%)	**19**	**18**	**17**	

Growth % calculated on constant currency basis


Americas – sales revenue
CHEP
US$M
1,557
(24)
(14)
(9)
1,510
FY09
Price, mix
Organic volume
Net new business
FY10
All numbers are calculated at constant currency

Americas – sales revenue highlights


CHEP

US$M, actual rates


58
1,471
■ Pallets 96%
■ RPC <1%
■ Automotive <1%
■ Other 4%



Growth vs. FY09

Region	Growth
USA	↓ 5%
Canada	↑ 3%
Latin America	↑ 5%
Other	↑ 5%

Growth % calculated on constant currency basis



Americas – statutory operating profit



US$M

229
(42)
(108)
(43)
(13)
204
227
FY09
Vol, price, mix
Better Everyday
Direct costs
Other
Significant items
FY10

All numbers are calculated at constant currency

EMEA – sales revenue


CHEP

US$M
1,453
11
(23)
30
1,471
FY09
Price, mix
Organic volume
Net new business
FY10

All numbers are calculated at constant currency

EMEA – sales revenue highlights



US$M, actual rates


12
99
109
1,263

Pallets	RPC	Automotive	Other
85%	7%	7%	1%

Growth % calculated on constant currency basis

Growth vs. FY09

Region	Growth
UK & Ireland	0%
Iberia	↓ 3%
France	↑ 2%
CEE	↑ 25%
MEA	↑ 12%
Other	↑ 2%

EMEA – statutory operating profit


CHEP
US$M
287
(1)
(18)
13
2
36
319
FY09
Vol, price, mix
Quality
Direct costs
Other
Significant items
FY10

All numbers are calculated at constant currency

Asia-Pacific – sales revenue


CHEP
US$M
323
8
(12)
15
334
FY09
Price, mix
Organic volume
Net new business
FY10

All numbers are calculated at constant currency

Asia-Pacific – sales revenue highlights


CHEP

US$M, actual rates


33
26
63
269
Pallets
69%
RPC
16%
Automotive
7%
Other
8%

Growth vs. FY09

Australia	↑ 1%
NZ	↑ 1%
China	↑ 77%
Other	↑ 31%

Growth % calculated on constant currency basis

Asia-Pacific – statutory operating profit


CHEP
US$M
58
3
(1)
3
63
FY09
Vol, price, mix
Direct costs
Significant items
FY10

All numbers are calculated at constant currency

Recall

Brambles

Recall – overview

recall™

	Actual	Constant		
US$M	**FY10**	**FY10**	**FY09**	**Growth %**
Americas	**335.3**	326.1	313.3	4
Europe	**188.7**	187.4	188.9	(1)
RoW	**215.7**	186.4	183.5	2
Sales revenue	**739.7**	**699.9**	**685.7**	**2**
Statutory operating profit	**123.1**	**114.0**	**95.9**	**19**
Profit margin (%)	**17**	**16**	**14**	

Growth % calculated on constant currency basis


Recall – sales revenue
recall™
US$M
686
8
(11)
17
700
FY09
Price, mix
Organic vol
Net new business
FY10
All numbers are calculated at constant currency
FY10 Results
Brambles

Recall – sales revenue by service line


recall

US$M, actual rates


73
146
521
DMS
70%
SDS
20%
DPS
10%

Growth vs. FY09

DMS	↑ 4%
SDS	↓ 4%
DPS	↓ 1%

2H Growth vs. 2H09

DMS	↑ 5%
SDS	↑ 10%
DPS	↓ 3%





Growth % calculated on constant currency basis

Recall – statutory operating profit

recall™

US$M

96
11
8
(8)
7
114
FY09
Vol, price, mix
Direct costs
Other
Significant items
FY10

All numbers are calculated at constant currency

Cash flow and finance

Brambles

Cash flow strength

US$M actual rates	FY10	FY09	Change
EBITDA	**1,177.4**	**1,212.6**	**(35.2)**
Capital expenditure	**(496.5)**	(683.8)	187.3
Proceeds from disposals	**88.0**	104.6	(16.6)
Working capital movement	**14.7**	25.8	(11.1)
Irrecoverable pooling equipment provision	**111.2**	97.8	13.4
Provisions / other	**(12.5)**	(34.6)	22.1
Cash flow from operations	**882.3**	**722.4**	**159.9**
Significant items outside ordinary activities	**(52.1)**	(49.9)	(2.2)
Cash flow from operations (incl. Significant items)	**830.2**	**672.5**	**157.7**
Financing costs and tax	**(281.6)**	(253.0)	(28.6)
Free cash flow	**548.6**	**419.5**	**129.1**
Dividends paid	**(204.5)**	(277.6)	73.1
Free cash flow after dividends	**344.1**	**141.9**	**202.2**

Financial position

Actual rates	Jun 10	Jun 09
Net debt (US$M)	1,759.3	2,143.4
Gearing* (%)	51.9	60.0

Actual rates	FY10	FY09	Covenants
EBITDA/ net finance costs (x)**	10.7	10.0	3.5 (min)
Net debt/ EBITDA (x)	1.5	1.8	3.5 (max)

- Undrawn committed credit facilities of US$1,946.6M
- Inaugural US 144A bond issue of US$750M

* Net debt to net debt plus equity

** EBITDA defined as operating profit from continuing operations after adding back depreciation and amortisation and Significant items outside ordinary activities

Outlook

Brambles

Outlook

- FY11 guidance, subject to unforeseen circumstances and ongoing economic uncertainty
  - Sales growth in all business units
  - Continued quality investment, storage cost
  - Statutory operating profit: US$740M to US$780M*
  - Interest cost approximately US$115M
  - Lower ongoing tax rate of approximately 28%

* Guidance provided at 30 June 2010 exchange rates. Applying this rate throughout FY10 would give a comparable statutory operating profit of US$693 million.

Looking forward – growth opportunities

Tom Gorman, CEO

Brambles

Core strengths

CHEP

- Global footprint
- Local networks
- Intellectual property
- Customer franchises
- Financial position

Current initiatives


CHEP

- Geographic expansion
  - Emerging markets
- CHEP USA continuous improvement
  - Small and mid-sized company opportunity
- Product scope expansion
- Global growth platforms
  - Automotive
  - LeanLogistics

Emerging markets

CHEP

- China and India
  - FY10 sales revenue up 92%
- Latin America
  - FY10 sales revenue up 7%
  - Brazil and Argentina strong
- Central & Eastern Europe
  - FY10 sales revenue up 24%
  - Unilever, P&G agreements in Turkey


92%
7%
24%

Growth % shown at actual FX rates

CHEP USA pallet opportunity

CHEP

Total pallet opportunity US$9.5BN

"Addressable" pooled 48x40 opportunity US$2.3BN


CHEP
Penetration
US$1.1BN
Other poolers
<10% of
addressable

Source: Brambles internal estimates, June 2010

SME customer penetration



CHEP USA – contracts won and lost in FY10

	Annualised sales revenue impact (US$M)			
Issue volumes	Pre-Better Everyday	Post-Better Everyday	Total	# contracts won
<100K	8.7	20.8	29.5	1,032
100K-250K	1.4	5.2	6.6	16
250K-500K	0.2	4.6	4.8	5
500K-1M	-	11.4	11.4	4
1M+	-	9.6	9.6	1
Total wins	10.3	51.6	61.9	1,058
Losses	(43.9)	(33.6)	(77.5)	(37)
Net	**(33.6)**	**18.0**	**(15.6)**	**1,021**


FY10 Results

Expanding product scope


CHEP

- Outside of full-size pallets, CHEP is under-penetrated in other pooled platforms in all regions
  - Alternative pallet sizes
  - Reusable plastic containers
  - Intermediate bulk containers
  - Automotive
  - Other services
- The opportunity for expansion is potentially worth US$12BN in CHEP USA alone
- Global project established to pursue new business opportunities in all regions and platforms

Served sectors – USA

CHEP

Opportunity and penetration estimate


~US$12BN
~US$1.1BN
Transport (1%)
Auto
13%
5%
Industrial
13%
FMCG
25%
60%
Fresh
48%
33%
Market
CHEP


~US$12BN
~US$1.1BN
Other
16%
Auto
11%
IBCs
19%
Plastic bins
11%
100%
RPCs
23%
Pallets
20%
Market
CHEP

Source: Brambles internal estimates, June 2010

Served sectors – Australia

CHEP

Opportunity and penetration estimate



~US$1BN
~US$0.3BN
Transport (5%)
Auto
Industrial
FMCG
Fresh
6%
17%
41%
31%
18%
6%
22%
30%
24%
Market
CHEP
~US$1BN
~US$0.3BN
Other
Auto (4%)
IBCs
Plastic bins
RPCs
Pallets
18%
15%
10%
15%
38%
6%
6%
4%
5%
11%
68%
Market
CHEP

Source: Brambles internal estimates, June 2010

Automotive opportunity

CHEP

- Industry restructuring driving outsourcing
  - CHEP's core value proposition: help customers lower total supply chain costs through the use of returnable packaging
- Unique intellectual property in design of packaging and systems
- Opportunities
  - Penetrate major producing countries: especially USA, China
  - Tap into growth in emerging regions
  - Increase leverage to international flows

Intercontinental automotive flows



CHEP automotive penetration vs. assessed opportunity

Light vehicle production, USA, 2016*: 10M

EMEA

FY10 sales revenue: US$99M

Containers: 11M

Light vehicle production, China, 2016*: 16M

Americas

FY10 sales revenue: US$3M

Containers: <100k

Intercontinental flow: US$19.8 BN**

Intercontinental flow: US$29.0BN**

Asia Pacific

FY10 sales revenue: US$26M

Containers: 2M

Intercontinental flow: US$26.5BN**

* Source: JD Power & Associates

** Source: International Trade Centre – TradeMap (www.trademap.com)

Global LeanLogistics opportunity


LEANLOGISTICS

- Growth
  - 32% increase in sales revenue since 2008 acquisition by Brambles
- Key strategies
  - USA expansion
  - New geography development: Brazil, Canada, Australia, Europe
  - Conversion of CHEP global logistics network
  - Integrated CHEP/LeanLogistics service offerings
- Value proposition
  - Reduced costs and improved service levels for manufacturers, retailers and food service providers

Myth of the "paperless office"

recall™

- Six key growth drivers:
  - Regulation and oversight
  - Outsourcing
  - Identity theft and privacy concerns
  - Corporate sustainability
  - Globalisation
  - Digitisation
- 1975: Xerox introduces the concept of a paperless office*
  - "… the use of paper in business for records and correspondence should be declining by 1980, 'and by 1990, most record-handling will be electronic'."**

Global physical document management opportunity***



6%
28%
66%
Recall
Competitors
Unvended

* "The Office of the Future", June 30, 1975, BusinessWeek
** Todd McIndoo, "Paperless Office in Perspective, May 23, 2009, www.thefreelibrary.com/id=1073955911
*** Bain Consulting

The bridge between paper and digital

recall™

- Explosion of data presents opportunities:
  - Specialised business process outsourcing
  - Emerging technology to augment existing services
  - Other complementary services



Digital
Size is not measurable; new solutions come to market every day
Physical
67% unvended

Summary

- Solid result, strong financial position
- CHEP opportunities
  - Global footprint
  - CHEP USA growth momentum
  - Product and platform expansion
  - Global automotive
  - LeanLogistics
- Recall opportunities
  - Strong growth in underlying business
  - Bridging paper and digital


Q&A

Brambles

Brambles

2010 full-year results

Analyst presentation

19 August 2010


HYSTER

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Appendices

Brambles

Appendix 1

Glossary of terms and measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.
Brambles Value Added (BVA)	Brambles Value Added (BVA) represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as: • Underlying profit; plus • Significant items that are part of the ordinary activities of the business; less • Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.
Capital expenditure (capex)	Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.
Cash flow from operations	Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.
Constant currency	Constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.

Appendix 1

Glossary of terms and measures (continued)

Except where noted, common terms and measures used in this document are based upon the following definitions:

Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.
EPS	Profit after tax, minority interests and Significant items, divided by shares in issue.
Free cash flow	Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.
Sales revenue	Excludes revenues of associates and non trading revenue.
Shares in issue	Based on weighted average shares in issue of 1,411.3M in FY10; 1,388.3M in FY09.
Significant items	Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and: • outside the ordinary course of business (e.g. gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or • part of the ordinary activities of the business but unusual due to their size and nature.
Underlying profit	Underlying profit is profit from continuing operations before finance costs, tax and Significant items.

Appendix 2A

CHEP USA – plant operations and transportation trends



Plant cost ratio*

(Plant costs / Sales)



Transportation cost ratio

(Transportation costs / Sales)


45%
40%
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
33%
28%
23%
18%

* FY08, FY09 and FY10 costs include the Quality and Better Everyday Program.

Appendix 2B

CHEP USA – productivity trends





Control ratio
(Returns + Recoveries / Total issues)
100%
98%
96%
94%
92%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
New equipment issue ratio
(Pallets purchased / Total issues)
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10

Appendix 3A

CHEP Europe – plant operations and transportation trends





Plant cost ratio
(Plant costs / sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
Transportation cost ratio
(Transportation costs / sales)
28%
24%
20%
16%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10

Major pallet sizes (B1210A and B1208A only)

Appendix 3B

CHEP Europe – productivity trends



CHEP



Control ratio
(Returns + Recoveries / Total issues)
98%
96%
94%
92%
90%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
New equipment issue ratio
(Pallets purchased / Total issues)
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10

Major pallet sizes (B1210A and B1208A only)

Appendix 4

Currency mix

FY10 Currency mix at Actual FX rates

US$M	Total	USD	EUR	GBP	AUD	Other
Sales revenue	**4,146.8**	1,366.2	1,058.1	395.4	501.6	825.5
Statutory operating profit	**724.5**	127.0	198.1	86.7	97.3	215.4
Net debt [1]	**1,759.3**	1,581.2	266.8	(130.0)	34.3	7.0

[1] Net debt shown after adjustments for impact of financial derivatives

Appendix 5

Effective tax rate

Actual rates	FY10 US$M		FY09 US$M	
	Statutory	**Underlying**	**Statutory**	**Underlying**
Profit before tax	614.9	623.8	597.3	779.7
Tax expense	171.0	173.6	163.3	245.4
Tax rate	**27.8%**	**27.8%**	**27.3%**	**31.5%**

Appendix 6

Credit facilities and debt profile

US$BN

Maturity	Type	Committed facilities	Debt drawn	Headroom
< 12 months	Bank	0.3	0.2	0.1
1 – 2 years	Bank/144A[1]/USPP[2]	0.8	0.3	0.5
2 – 3 years	Bank	0.7	0.1	0.6
3 – 4 years	Bank	0.9	0.2	0.7
4 – 5 years	144A[1]/USPP[2]	0.4	0.4	-
> 5 years	144A[1]/USPP[2]	0.7	0.7	-
Total		**3.8**	**1.9**	**1.9**

[1] US 144A bonds
[2] US Private Placement

Appendix 7

Capital expenditure breakdown



US$M Actual rates
497
2
499
54
54
391
41
350
FY10 Cash
Accrual Movement
FY10 Additions
Recall
Land and P&E
Pooling
Containers
Pallets
Pallets
Containers
Other
22%
70%

Appendix 8

Paper prices – North America

recall™

US$M Actual rates



Price per ton
250
210
170
130
90
50
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10

Appendix 9

CHEP – sales revenue by service line



US$M, actual rates


101
128
174
3,004


Pallets 88%
RPC 5%
Automotive 4%
Other 3%

Growth % calculated on constant currency basis



Growth vs. FY09

Pallets	↓ 1%
RPC	↑ 8%
Automotive	↓ 6%
Other	↑ 2%

2H Growth vs. 2H09

Pallets	↑ 1%
RPC	↑ 1%
Automotive	↑ 7%
Other	↑ 12%

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

26 August 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,002 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,002
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10,002 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 August 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,422,244,687	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,025,786	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 August 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 August 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 222,436 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	222,436
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	222,436 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 August 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,422,467,123	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,803,350	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 August 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

31 August 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 23,834 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,834
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	23,834 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 August 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,422,490,957	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,779,516	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 August 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
[ ] Director
[x] Company secretary

Signature
R. Gerrard

Date signed
30/08/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See "Annexure A" of one page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 5 / 0 8 / 1 0

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

30/08/2010

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	213	6.58	0.00
ORD	2,770	5.63	0.00
ORD	1,995	5.44	0.00
ORD	10,002	5.63	0.00
ORD	13,392	0.00	0.00
ORD	209,044	5.68	0.00